CORGI INTERNATIONAL LIMITED
Unit 10, 16th Floor, Wah Wai Centre
38-40 Au Pui Wan Street
Fo Tan, New Territories
Hong Kong S.A.R., China

November 17, 2006

To the holders of our American Depositary Shares:

You are cordially invited to the Extraordinary General Meeting of Shareholders of Corgi International Limited, a Hong Kong corporation, to be held on December 20, 2006, at 9:00 a.m. local time at the offices of Cooley Godward Kronish LLP, 101 California Street, Fifth Floor, San Francisco, California, United States of America.

The items of business to be considered at the meeting are listed in the following Notice of Extraordinary General Meeting and are more fully addressed in the proxy statement included with this letter. The proposal you will be asked to approve at the meeting relates to our proposed acquisition of the outstanding shares of Cards Inc. Limited, our proposed merger with Master Replicas Inc. and an associated equity financing, each described in the proxy statement.

Our Board of Directors carefully considered the proposed transactions and recommends that you instruct our Depositary, The Bank of New York, to vote in favor of the proposal described in the attached notice and proxy statement. We are excited about the opportunities these transactions present and believe that they will enable us to create substantial shareholder value.

Whether or not you plan to attend the extraordinary general meeting in person, it is important that your American Depositary Shares be represented and voted at the meeting. Holders of ADSs are not entitled to vote in person or by proxy. Please date, sign and return your voting instruction card promptly in the enclosed envelope to enable the Depositary to vote the ordinary shares represented by your ADSs at the extraordinary general meeting.

On behalf of your Board of Directors, thank you for your investment in and continued support of Corgi International Limited.

Sincerely,

/s/ George B. Volanakis
George B. Volanakis
Chief Executive Officer

CORGI INTERNATIONAL LIMITED
Unit 10, 16th Floor, Wah Wai Centre
38-40 Au Pui Wan Street
Fo Tan, New Territories
Hong Kong S.A.R., China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 20, 2006

To the Shareholders of Corgi International Limited:

You are cordially invited to the Extraordinary General Meeting of Shareholders of Corgi International Limited, a Hong Kong corporation (the “Company” or “Corgi”), to be held on December 20, 2006, at 9:00 a.m. local time at the offices of Cooley Godward Kronish LLP, 101 California Street, Fifth Floor, San Francisco, California, United States of America for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:

(1)

THAT the execution of the Share Purchase Agreement, dated November 2, 2006, by and among the Company and the shareholders of Cards Inc. Limited, a corporation organized under the laws of England (“Cards”), hereinafter referred to as the acquisition agreement, and the acquisition by the Company of all of the outstanding shares of Cards (including but not limited to the allotment and issue of our American Depositary Shares (“ADSs”), and the allotment and issue of our ordinary shares underlying such ADSs pursuant to the terms and subject to the conditions of the acquisition agreement), hereinafter referred to as the acquisition, be hereby confirmed, ratified and approved and that the Board of Directors (the “Board”) and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the acquisition (including, for the avoidance of doubt, the issue and allotment of the ADSs and the ordinary shares underlying such ADSs as and when the same are required to be issued pursuant to the acquisition agreement, whether before or after the earlier of (i) the conclusion of the next annual general meeting of the Company and (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of the Company to be held);

(2)

THAT the execution of the Agreement and Plan of Merger, dated October 4, 2006, by and among the Company, Master Replicas Inc., a Delaware corporation (“Master Replicas”), and LightSaber Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“MergerSub”), as amended, hereinafter referred to as the merger agreement, and the merger of MergerSub with and into Master Replicas and the related transactions contemplated thereunder (including but not limited to the allotment and issue of our ADSs, and the allotment and issue of our ordinary shares underlying such ADSs pursuant to the terms and subject to the conditions of the merger agreement), hereinafter referred to as the merger, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the merger (including, for the avoidance of doubt, the issue of the ADSs and the ordinary shares underlying such ADSs as and when the same are required to be issued pursuant to the merger agreement, whether before or after the earlier of (i) the conclusion of the next annual general meeting of the Company and (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of the Company to be held);

(3)

THAT the assumption by the Company of all outstanding options to purchase shares of Master Replicas common stock and all outstanding warrants to purchase shares of Master Replicas common stock and Master Replicas preferred stock pursuant to the terms of the merger agreement, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the assumption of the outstanding Master Replicas options and warrants;

(4)

THAT the execution of the Purchase Agreement, dated November 16, 2006, by and among the Company and the purchasers named therein, hereinafter referred to as the financing agreement, and all transactions contemplated thereunder (including but not limited to the allotment and issue of the Company’s ADSs and warrants to purchase the Company’s ADSs, and the allotment and issue of the Company’s ordinary shares underlying such ADSs pursuant to the terms and subject to the conditions of the financing agreement and the warrants issued thereunder), hereinafter referred to as the private placement, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the private placement (including, for the avoidance of doubt, the issue of the ADSs and warrants to purchase the Company’s ADSs and the ordinary shares underlying such ADSs as and when the same are required to be issued pursuant to the financing agreement and the warrants issued thereunder, whether before or after the earlier of (i) the conclusion of the next annual general meeting of the Company and (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of the Company to be held);

(5)

THAT subject to the passing of ordinary resolutions (1), (2), (3) and (4) above, the authorized share capital of the Company be increased from HK$8,500,000 divided into 17,000,000 ordinary shares of HK$0.50 each to HK$240,000,000 divided into 120,000,000 ordinary shares of HK$0.50 each by the creation of 103,000,000 new ordinary shares of HK$0.50 each in the share capital of the Company, each ranking pari passu with respect to all existing ordinary shares of HK$0.50 each of the Company;

(6)

THAT, if deemed appropriate by the Board, the consolidation of 120,000,000 shares of HK$0.50 each in the authorized share capital of the Company into 20,000,000 shares of HK$3.00 each (“Consolidated Shares”) by consolidating every six shares of HK$0.50 each into one consolidated share, each ranking pari passu in all respects with each other, and the aggregation, sale and retention for the benefit of the Company of all fractions of the Consolidated Shares to which holders of issued shares of HK$0.50 each in the share capital of the Company would otherwise be entitled (the “Reverse Stock Split”), be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the Reverse Stock Split, if such Reverse Stock Split is deemed appropriate by the Board;

(7)

THAT the amendment to the Company’s Amended and Restated 1997 Equity Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares and/or ADSs authorized for issuance under such plan from 1,233,057 (subject to adjustment for the Reverse Stock Split) to 9,449,981 (subject to adjustment for the Reverse Stock Split), and to extend the term of the Plan to November 14, 2016, be hereby approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the foregoing; and

(8)

THAT such other business as may properly come before the meeting or any adjournment or postponement thereof be transacted.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on November 16, 2006 as the record date for the determination of shareholders entitled to notice of this extraordinary general meeting.

By Order of the Board of Directors,

/s/ C. JOHN CLOUGH
C. John Clough
Director

Fo Tan, New Territories, Hong Kong
November 17, 2006

All shareholders and holders of American Depositary Shares are cordially invited to attend the meeting in person. Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his, her or its behalf; a proxy holder need not be a shareholder of the Company. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. Even if shareholders have given their proxy, shareholders may still vote in person if they attend the meeting. Holders of American Depositary Shares are not entitled to vote in person or by proxy; instead, such holders are encouraged to provide direction to the Company’s Depositary, the Bank of New York, as to the voting of the Ordinary Shares represented by such holder’s American Depositary Shares. If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose. Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting. A postage-prepaid return envelope is enclosed for that purpose.

PROXY STATEMENT FOR EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

i

CORGI INTERNATIONAL LIMITED
Unit 10, 16th Floor, Wah Wai Centre
38-40 Au Pui Wan Street
Fo Tan, New Territories
Hong Kong S.A.R., China

PROXY STATEMENT FOR EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS
December 20, 2006

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy or voting instructions are being solicited on behalf of the Board of Directors (the “Board”) of Corgi International Limited for use at the Extraordinary General Meeting of Shareholders to be held on December 20, 2006, at 9:00 a.m. local time or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Extraordinary General Meeting. The extraordinary general meeting will be held at the offices of Cooley Godward Kronish LLP, 101 California Street, Fifth Floor, San Francisco, California, United States of America. The Company intends to mail this proxy statement and accompanying proxy card on or about November 17, 2006 to all holders (“Shareholders”) of ordinary shares (“Shares”) of the Company as of November 16, 2006. The Bank of New York (the “Depositary”), as depositary of our American Depositary Shares (the “ADSs”),  has advised us that it intends to mail to all owners of the ADSs as of November 16, 2006 this proxy statement, the accompanying Notice of Extraordinary General Meeting and a voting instruction card.

Except as otherwise specifically noted, “Corgi,” the “Company,” “we,” “our,” “us” and similar words in this proxy statement refer to Corgi International Limited and its subsidiaries. References to “Master Replicas” shall mean Master Replicas Inc. and its subsidiary. References to “Cards” shall mean Cards Inc. Limited.

Except where the context otherwise clearly requires, all references to numbers of our ordinary shares and/or ADSs and price per ADS are made without regard to the one-for-six share combination proposed to be approved at the Extraordinary General Meeting (the “Reverse Stock Split”). Accordingly, following the Reverse Stock Split, all such share amounts shall be divided by six and all such prices per share shall be multiplied by six.

Solicitation

The Company will bear the entire cost of solicitation of proxies and voting instructions from the holders of ADSs, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to Shareholders and holders of ADSs. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies and voting instructions by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on November 16, 2006 will be entitled to notice of the extraordinary general meeting. At the close of business on November 16, 2006, the Company had outstanding 10,176,943 Shares, all of which were represented by ADSs and are entitled to vote.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the extraordinary general meeting. Upon the written request of an owner of record of ADSs received by the Depositary by the deadline set forth on the instruction card provided to holders of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs in accordance with the instructions set forth in such request. The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions. As the holder of record for all of the Shares represented by ADSs, only the Depositary may vote such Shares at the extraordinary general meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder. If no specific instructions are given, the Shares will be voted FOR the proposal and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting.

All votes will be tabulated by the inspector of election appointed for the meeting who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and Depositary non-votes. Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved. Broker and Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxies and Voting Instructions

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chief Financial Officer of the Company at the Company’s U.K. office (Corgi International Limited, Park House, Meridian East, Meridian Business Park, Leicester, LE19 1RL) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy. Persons who wish to revoke any voting instructions provided to the Depositary should contact the Depositary for instructions as to how to revoke such instructions.

FORWARD-LOOKING STATEMENTS

The information in this proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical in nature, including statements about beliefs and expectations, are forward-looking statements. Words such as “may,” “will,” “should,” “estimates,” “predicts,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying such statements. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. You are cautioned that these forward-looking statements reflect management’s estimates only as of the date hereof, and we assume no obligation to update these statements, even if new information becomes available or other events occur in the future. Actual future results, events and trends may differ materially from those expressed in or implied by such statements depending on a variety of factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this proxy statement, as well as in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Important factors that might cause or contribute to such a discrepancy include, but are not limited to:

•

the extent of our ability to integrate the operations of Master Replicas and Cards with our own operations;

•

the effect of any unknown liabilities of Master Replicas or Cards that materialize after the transactions;

•

the effect of the transactions on our market price;

•

the factors discussed under “Risk Factors” in this proxy statement; and

•

other risks referenced from time to time in our filings with the Securities and Exchange Commission, or SEC, including our annual report on Form 20-F for our fiscal year ended March 31, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual and special reports, proxy statements and other information with the SEC. We filed the acquisition agreement, the financing agreement and an amendment to the merger agreement with the SEC on Form 6-K on or about November 20, 2006. We filed the merger agreement with the SEC on Form 6-K on October 26, 2006. You may read and copy these agreements and any reports, proxy statements or other information that we file at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C., 20549. You can also request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our public filings with the SEC are also available on the web site maintained by the SEC at http://www.sec.gov.

We have supplied all information in this proxy statement relating to Corgi. Master Replicas has supplied all information in this proxy statement relating to Master Replicas. Cards has supplied all information in this proxy statement relating to Cards.

PROPOSAL

The Company proposes to consummate various transactions described in this proxy statement, including the acquisition, merger and private placement. Unlike the laws of most states of the United States, the Hong Kong Companies Ordinance (the “Companies Ordinance”) generally prohibits a Hong Kong corporation from allotting and issuing additional new shares in its share capital without the prior approval of its shareholders (unless the issue is pro rata to its existing shareholders). Accordingly, you are requested in this proposal to approve the following resolutions as ordinary resolutions of the Company:

(1)

THAT the execution of the Share Purchase Agreement, dated November 2, 2006, by and among the Company and the shareholders of Cards Inc. Limited, a corporation organized under the laws of England, hereinafter referred to as the acquisition agreement, and the acquisition by the Company of all of the outstanding shares of Cards (including but not limited to the allotment and issue of our ADSs, and the allotment and issue of our ordinary shares underlying such ADSs pursuant to the terms and subject to the conditions of the acquisition agreement), hereinafter referred to as the acquisition, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the acquisition (including, for the avoidance of doubt, the issue and allotment of the ADSs and the ordinary shares underlying such ADSs as and when the same are required to be issued pursuant to the acquisition agreement, whether before or after the earlier of (i) the conclusion of the next annual general meeting of the Company and (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of the Company to be held);

(2)

THAT the execution of the Agreement and Plan of Merger, dated October 4, 2006, by and among the Company, Master Replicas Inc., a Delaware corporation, and LightSaber Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“MergerSub”), as amended, hereinafter referred to as the merger agreement, and the merger of MergerSub with and into Master Replicas and the related transactions contemplated thereunder (including but not limited to the allotment and issue of our ADSs, and the allotment and issue of our ordinary shares underlying such ADSs pursuant to the terms and subject to the conditions of the merger agreement), hereinafter referred to as the merger, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the merger (including, for the avoidance of doubt, the issue of the ADSs and the ordinary shares underlying such ADSs as and when the same are required to be issued pursuant to the merger agreement, whether before or after the earlier of (i) the conclusion of the next annual general meeting of the Company and (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of the Company to be held);

(3)

THAT the assumption by the Company of all outstanding options to purchase shares of Master Replicas common stock and all outstanding warrants to purchase shares of Master Replicas common stock and Master Replicas preferred stock pursuant to the terms of the merger agreement, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the assumption of the outstanding Master Replicas options and warrants;

(4)

THAT the execution of the Purchase Agreement, dated November 16, 2006, by and among the Company and the purchasers named therein, hereinafter referred to as the financing agreement, and all transactions contemplated thereunder (including but not limited to the allotment and issue of the Company’s ADSs and warrants to purchase the Company’s ADSs, and the allotment and issue of the Company’s ordinary shares underlying such ADSs pursuant to the terms and subject to the conditions of the financing agreement and the warrants issued thereunder), hereinafter referred to as the private placement, be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the private placement (including, for the avoidance of doubt, the issue of the ADSs and warrants to purchase the Company’s ADSs and the ordinary shares underlying such ADSs as and when the same are required to be issued pursuant to the financing agreement and the warrants issued thereunder, whether before or after the earlier of (i) the conclusion of the next annual general meeting of the Company and (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of the Company to be held);

(5)

THAT subject to the passing of ordinary resolutions (1), (2), (3) and (4) above, the authorized share capital of the Company be increased from HK$8,500,000 divided into 17,000,000 ordinary shares of HK$0.50 each to HK$240,000,000 divided into 120,000,000 ordinary shares of HK$0.50 each by the creation of 103,000,000 new ordinary shares of HK$0.50 each in the share capital of the Company, each ranking pari passu with respect to all existing ordinary shares of HK$0.50 each of the Company;

(6)

THAT, if deemed appropriate by the Board, the consolidation of 120,000,000 shares of HK$0.50 each in the authorized share capital of the Company into 20,000,000 shares of HK$3.00 each (“Consolidated Shares”) by consolidating every six shares of HK$0.50 each into one consolidated share, each ranking pari passu in all respects with each other, and the aggregation, sale and retention for the benefit of the Company of all fractions of the Consolidated Shares to which holders of issued shares of HK$0.50 each in the share capital of the Company would otherwise be entitled (the “Reverse Stock Split”), be hereby confirmed, ratified and approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the Reverse Stock Split, if such Reverse Stock Split is deemed appropriate by the Board;

(7)

THAT the amendment to the Company’s Amended and Restated 1997 Equity Incentive Plan (the “Plan”) to increase the aggregate number of ordinary shares and/or ADSs authorized for issuance under such plan from 1,233,057 (subject to adjustment for the Reverse Stock Split) to 9,449,981 (subject to adjustment for the Reverse Stock Split), and to extend the term of the Plan to November 14, 2016, be hereby approved and that the Board and the officers of the Company be authorized to do all such further acts and execute such further documents that in their opinion are necessary, desirable or appropriate to give effect to the foregoing; and

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this proposal.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

SUMMARY OF THE
ACQUISITION, THE MERGER AND THE PRIVATE PLACEMENT

The following summary provides an overview of the proposed acquisition, merger and private placement and other matters discussed in this proxy statement. This summary may not contain all of the information that is important to you. To understand the proposed transactions fully, and for a more complete description of the terms thereof, you should carefully read this entire proxy statement and the attached annexes in their entirety.

The Companies

Corgi

Corgi, based in Hong Kong, with offices in Leicester, England and Chicago, Illinois, is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world. Corgi offers a broad portfolio of products ranging from special interest items to more popular, often license-based, items. The majority of Corgi’s product lines are detailed, scale replicas of transport vehicles, produced in strictly limited numbers. Increasingly, Corgi is broadening its product lines to include more mixed scale, lower-priced, die-cast lines which are sold in wider distribution channels. Corgi’s product portfolio is broadly divided into the following categories: (1) collectible trucks, fire vehicles, and other road transport; (2) collectible public transport; (3) collectible aircraft; (4) collectible metal figurines; (5) collectible military vehicles; and (6) traditional die-cast and plastic toy vehicles.

Master Replicas

Master Replicas Inc., based in Walnut Creek, California, is a leading manufacturer and marketer of movie and television prop replicas. Master Replicas currently has licenses with LucasFilm (Star Wars), Disney (Classics, Pirates of the Caribbean, Narnia), New Line (Lord of the Rings), Marvel (Classics, Spider Man, Ghost Rider, Fantastic Four, X-Men), Fox (Predator, Alien), CBS (Star Trek) and Sony (Men In Black).

Cards

Cards Inc. Limited, based in Watford, England, is a manufacturer and distributor of pop culture collectibles, gifts and toys in the United Kingdom and Europe. Cards has recently announced that it has been appointed the Master Toy Licensee for Europe for Harry Potter, and has licenses for merchandise that include Star Wars, Transformers and Pirates of the Caribbean gifts and collectibles.

The Transactions

We have entered into a Share Purchase Agreement with the shareholders of Cards whereby we propose to acquire all of the outstanding shares of Cards in exchange for issuance of our ADSs to the Cards shareholders according to a prescribed exchange ratio.

We have also entered into a definitive merger agreement with Master Replicas and our newly-formed, wholly-owned subsidiary, LightSaber Acquisition Corp, or MergerSub. The merger agreement provides that  MergerSub will merge with and into Master Replicas, leaving Master Replicas as our wholly-owned subsidiary. In connection with the merger, we will issue our ADSs to the stockholders of Master Replicas according to a prescribed exchange ratio and will assume all of the outstanding options to purchase Master Replicas common stock and all of the outstanding warrants to purchase Master Replicas common stock and Master Replicas preferred stock, such that such options and warrants will become exercisable for our ADSs based on the same exchange ratio.

We have also entered into a definitive purchase agreement that details the terms and conditions of a proposed private placement of our ADSs and warrants to purchase our ADSs with anticipated gross proceeds of $17,600,000. The completion of the acquisition and the merger is contingent on, among other things, us being able to raise at least $10,000,000 in gross proceeds in an equity financing. It is anticipated that the acquisition and the private placement will be completed concurrently and that the merger will be completed following completion of the acquisition and the private placement.

Assuming the financing and acquisition occur on December 20, 2006 and the merger occurs on or about December 22, 2006, we expect to issue approximately:

•

7,144,930 ADSs to the Cards shareholders in the acquisition;

•

16,000,000 ADSs and warrants to purchase 4,800,000 ADSs to the investors in the private placement;

•

5,410,280 ADSs upon the conversion of the $5.65 million in convertible promissory notes we issued in April 2006 (which was previously approved by our shareholders), plus all accrued interest thereon;

•

22,912,194 ADSs to the Master Replicas stockholders in the merger; and

•

6,452,089 ADSs pursuant to the assumption of the outstanding stock options and warrants of Master Replicas (such ADSs to be issued in the future upon the exercise of the outstanding stock options and warrants we assume).

In order to issue the foregoing ADSs, we must deposit a corresponding number of our ordinary shares with the Depositary.

Reverse Stock Split

It is a condition to the obligation of the Cards shareholders to complete the acquisition, to the obligation of Master Replicas to complete the merger and to the private placement investors to complete the private placement, that our ADSs remain listed on the Nasdaq Global Market. In the event the Nasdaq Stock Market determines that the acquisition, the merger and the financing, or any combination of them constitute a “reverse merger” within the meaning of the Nasdaq Stock Market Marketplace Rules, we will be required to meet the initial listing requirements of the Nasdaq Global Market instead of the less stringent continued listing requirements. One of such initial listing requirements is a minimum closing bid price of $5.00 per ADS. The corresponding continued listing requirements is a minimum closing bid price of $1.00. On November 13, 2006, the closing bid price of our ADSs was $1.07, and we do not expect that our closing bid price will increase to $5.00 prior to the closing of the acquisition, merger and financing. Accordingly, we propose to effect the Reverse Stock Split in order to meet the Nasdaq Global Market initial listing criteria, but only if so required by the Nasdaq Stock Market and if otherwise deemed advisable by the Board.

Amendment of Amended and Restated 1997 Equity Incentive Plan

Our Amended and Restated 1997 Equity Incentive Plan (the “Plan”) allows the Board or its Compensation Committee to grant stock options and other equity-based incentives to our employees, consultants and directors. A total of 1,233,057 ADSs and/or ordinary shares are reserved for issuance under the Plan and options to purchase 1,199,981 ADSs were outstanding as of November 16, 2006. The Plan will expire by its terms in May 2007. Accordingly, we currently have almost no ability to provide equity-based incentives to our employees, consultants and directors. We and the management of Master Replicas and Cards believe it is critical to the success of the combined company that we have the ability to grant stock options and other equity-based incentives in order to attract and retain highly-qualified management and other employees. Accordingly, we are requesting that the shareholders approve an increase in the shares and/or ADSs reserved under the plan from 1,233,057 (subject to adjustment for the Reverse Stock Split) to 9,449,981 (subject to adjustment for the Reverse Stock Split), and an extension of the expiration of the plan to November 14, 2016, ten years after our Board approved such increase and extension.

Recommendation of the Board of Directors

Our Board has determined that the acquisition, the merger, the issuance of ADSs and the underlying ordinary shares as consideration in those transactions, the proposed private placement, the increase in our authorized share capital, the amendment to the Plan and, to the extent required by the Nasdaq Stock Market, the Reverse Stock Split, are fair to, and in the best interests of, Corgi and our shareholders and recommends that our shareholders vote FOR the proposal contained in this proxy statement.

RISK FACTORS

You should consider carefully the following risk factors as well as other information in this proxy statement and the documents referred to herein, including our annual report on Form 20-F for the year ended March 31, 2006, prior to voting with respect to the proposal set forth in this proxy statement. If any of the following risks actually occur, our business, operating results and financial condition could be adversely affected. This could cause the market price of our ADSs to decline, and you may lose all or part of your investment.

Risks Relating to the Transactions

If we are unable to complete the acquisition, the merger and the private placement, our business may be adversely affected.

If the acquisition, the merger and the private placement are not completed, our business and the market price of our ADSs may be adversely affected. Our available cash balances, available borrowings and cash generated from operations may be insufficient to continue to fund our operations. If we are unable to complete the transactions, we may be unable to find another way to grow our business. Costs related to the transactions, such as legal, accounting and financial advisor fees, must be paid even if the transactions are not completed. In addition, even if we located funds to permit us to continue to operate our business but the transactions are not completed, the current market price of our ADSs may decline.

The transactions will result in substantial dilution to our current shareholders.

The issuance of our ADSs in the acquisition, the merger and the private placement will significantly dilute the voting power, book value and ownership percentage of our existing shareholders. In addition, the private placement will significantly dilute the interests of the Master Replicas stockholders and Cards shareholders in our ADSs. Immediately following completion of the transactions, the ADSs held by our existing shareholders are expected to represent approximately 22.6% of our outstanding ordinary shares assuming the exercise in full of all outstanding options and warrants. If the Cards shareholders, Master Replicas stockholders and the purchasers in the private placement were to act in concert, they may be able to direct our actions after the transaction, including actions that could be opposed by our management, our Board and/or our minority shareholders and may make it more difficult for us to enter into other transactions, including mergers, acquisitions or change of control transactions.

We may not realize any anticipated benefits from the acquisition and the merger.

While we believe that the opportunities for the combined company are greater than our current opportunities and that the combined company will be able to create substantially more shareholder value than could be achieved by the companies individually, there is substantial risk that the synergies and benefits sought in the transactions might not be fully achieved. There is no assurance that the businesses of Master Replicas and Cards can be successfully integrated into our existing business or that the financial results of combined company will meet or exceed the financial results that would have been achieved by the companies individually. As a result, our operations and financial results may suffer and the market price of our ADSs may decline.

Risk Relating to the Company after the Transactions

If we are unable to successfully integrate the business operations of Master Replicas and Cards after the transactions, we will not realize the anticipated potential benefits from the acquisition and the merger and our business could be adversely affected.

The transactions involve the integration of companies that have previously operated independently. Successful integration of the operations of Master Replicas and Cards with ours will depend on our ability to consolidate operations, systems and procedures, eliminate redundancies and to reduce costs. If we are unable to do so, we will not realize the anticipated potential benefits of the transactions with Master Replicas and Cards, and our business and results of operations could be adversely affected. Difficulties could include the loss of key employees and customers, the disruption of our ongoing businesses and possible inconsistencies in standards, controls, procedures and policies. Our integration of Master Replicas and Cards will be complex and time-consuming. Additionally, the realization of expected efficiencies and cost savings could be adversely affected by a number of factors beyond our control and may not materialize after the transactions.

If the combined company experiences losses after the transactions are completed, we could experience difficulty meeting our business plan, and the market price of our ADSs could be negatively affected.

After the transactions, the combined company may experience operating losses and negative cash flow from operations. Any failure to achieve or maintain profitability could negatively impact the market price of our ADSs. We anticipate that the combined company will incur significant product development, sales and marketing and administrative expenses. As a result, the combined company will need to generate significant quarterly revenues if it is to achieve and maintain profitability. A failure to achieve profitability could make it difficult or impossible for us to grow our business. The combined company’s business strategy may not be successful, and the combined company may not generate significant revenues or achieve profitability. Any failure to significantly increase revenues would also harm our ability to achieve and maintain profitability. If we do achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our future success will be dependent upon retaining key personnel from Master Replicas and Cards.

Our future performance will be substantially dependent upon the continued services of Michael Cookson, Master Replicas’ Chief Executive Officer, who is expected to become our Chief Executive Officer upon completion of the merger, and our other key employees from Master Replicas and Cards. The loss of the services of any of these persons could have a material adverse effect on our business.

Future sales of our ADSs issued in the transactions could cause the market price for our ADSs to significantly decline.

After the transactions, sales of substantial amounts of our ADSs in the public market could cause the market price of our ADSs to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our securities. In addition, the public perception that these sales might occur could have the same undesirable effects. We are required to file a registration statement for the resale of all shares that we issue in the merger and the private placement no later than 120 days after the merger is completed and to have such registration statement declared effective 120 days thereafter. If we are unable to file and obtain effectiveness of a registration statement by the prescribed deadlines, we may be required to make liquidated damages payments to most of the Master Replicas stockholders and investors in the private placement. As the purchasers in the private placement are not subject to any lockup with respect to the shares they purchase in the private placement, the shares issued in the private placement will generally be freely tradeable without restriction once the registration statement relating to such shares becomes effective. Such free transferability could materially and adversely affect the market price of our ADSs. We intend to register the shares issued in connection with the merger at the same time we register the shares issued in connection with the private placement. As a result, sales under the registration statement will include a very substantial number of ADSs representing ordinary shares and percentage of our ordinary shares.

If the merger does not qualify as a tax-free transaction under Section 368(a) of the Internal Revenue Code that is not subject to Section 367(a), or if Corgi disposes or is deemed to dispose of its Master Replicas stock  within five years of the merger, certain Master Replicas stockholders will be required to recognize gain  inherent in their Master Replicas stock at the time of the merger and Corgi will be required to make an indemnification payment to those stockholders.

It is a condition to closing of the merger that Master Replicas receive an opinion from of its legal counsel, Orrick Herrington & Sutcliffe LLP, that the merger qualifies as a tax-free reorganization that is not subject to Section 367(a). The opinion will rely on certain facts and assumptions, and certain representations and undertakings from Master Replicas and Corgi and will be based upon interpretations of the relevant law. Notwithstanding the opinion, the Internal Revenue Service could determine on audit that the merger should be treated as a taxable transaction or that it is subject to Section 367(a), either of which would require Master Replicas stockholders to recognize gain inherent in their Master Replicas shares. If Master Replicas stockholders are required to recognize gain for this reason or if certain Master Replicas stockholders are required to recognize gain because Corgi disposes of, or is deemed to dispose of, its Master Replicas shares, Corgi will be required to pay each Master Replicas stockholder that recognizes gain an amount equal to the sum of (i) the federal, state and local taxes the stockholder is deemed to pay, (ii) interest, additions to tax and penalties incurred by the stockholder, and (iii) any additional federal, state and local taxes the stockholder is deemed to pay as a result of including the amounts received pursuant to (i) and (ii) in gross income. For these purposes, a Master Replicas stockholder will be deemed to have paid federal, state and local taxes based upon the highest marginal tax rates in effect for the year in which the gain is recognized.

We may have insufficient resources to cover our operating expenses and may need to raise additional financing.

Following the acquisition, the merger and the private placement, if we do not have sufficient proceeds available to fund our expenses, we may be forced to obtain additional financing. If we find additional financing, the interests of the existing shareholders may be significantly diluted. If we are unable to find additional financing, we may be forced to make significant changes to our operations.

Risks Related to Master Replicas’ and Cards’ Businesses

As our Corgi division is in a substantially similar business to those of both Master Replicas and Cards, many of the same risks apply to each of the three companies. For additional risk factors related to our Corgi business and our Zindart Manufacturing business, please refer to our annual report on Form 20-F for the year ended March 31, 2006, filed with the SEC on September 9, 2006.

Master Replicas’ business has historically relied heavily on sales of its Star Wars products, and if Lucas Films fails to renew its agreement, or the popularity of Star Wars replicas declines, Master Replicas’ revenues could decline.

Revenues from the sales of Star Wars products accounted for over 93% of Master Replicas’ revenues in 2005. In light of the popularity of Star Wars among consumers and collectors of replica products, Master Replicas believes that a sales of Star Wars products may continue to account for a significant portion of Master Replicas’ revenues for the foreseeable future. A failure to renew the license agreement with Lucas Films or a reduction in the popularity of the Star Wars replicas, would harm our business.

If the films or television shows for which Master Replicas or Cards has procured a license, or the gift merchandise or collectibles produced based on those films or television shows, do not succeed in the marketplace, Master Replicas’ or Cards’ business may be adversely affected.

Master Replicas’ and Cards’ businesses involve the sale of products based on films and television shows pursuant to licenses obtained from the film or television show property owner. If a film or television show for which Master Replicas or Cards has procured a license fails to succeed in the marketplace, or the merchandise from a particular film or television show does not produce the level of sales predicted, Master Replicas’ or Cards’ financial condition or results of operations may be negatively impacted.

Cards’ relationship with its major distributors and its exclusive relationship with Toys-R-Us in the United Kingdom are important to its business and loss of any of those relationships could negatively impact Cards’ business.

Cards has developed working relationships with its major distributors that, if terminated, could cause a reduction in the volume of Cards products available for sale which would cause Cards’ business to suffer. In addition, as Cards is the exclusive collectibles supplier to Toys-R-Us in the United Kingdom, all manufacturers of collectible products must currently work with and through Cards in order to have their products merchandised at Toys-R-Us in the United Kingdom. If the exclusive relationship between Cards and Toys-R-Us terminates for any reason, Cards’ business could be negatively impacted. Further, if the relationship between Cards and Toys-R-Us does not continue, Cards’ business may suffer losses.

If Master Replicas or Cards fails to obtain new licenses or renew existing licenses on a regular basis, Master Replicas’ or Cards’ revenues will decline.

Master Replicas and Cards must successfully offer its customers replicas from the most popular films and television programs on a continuous basis. To do this, Master Replicas and Cards must obtain licenses on favorable terms relating to these films and programs. Neither Master Replicas nor Cards can predict with certainty that it will successfully offer products that meet these requirements in the future. If other retailers offer the same products or products similar to those Master Replicas or Cards’ sells, or if Master Replicas’ or Cards’ products become less popular with their respective customers, Master Replicas’ or Cards’ sales may decline or they may decide to offer their products at lower prices. If customers buy fewer of Master Replicas’ or Cards’ products or if Master Replicas or Cards has to reduce their prices, their revenues and earnings will decline.

Decline in popularity of collectibles could adversely impact Master Replicas’ and Cards’ business.

If either of Master Replicas or Cards fails to continuously offer new collectibles and gift merchandise that its customers find attractive, the demand for its products may be limited. Both Master Replicas and Cards must successfully offer their customers new replicas, gifts, toys and collectibles on a continuous basis, and their customers must continue to collect them. In the event Master Replicas or Cards is unable to identify, source and successfully market and sell such new products, or if there is a decline in the popularity of collectibles, Master Replicas’ or Cards’ results of operations and business prospects will suffer.

Master Replicas and Cards rely on third parties for production of their products, and their businesses would be adversely affected if their suppliers are not able to meet their demands and alternative sources are not available.

Each of Master Replicas and Cards must ensure that the products it develops are manufactured cost-effectively. Master Replicas and Cards both rely on a select group of manufacturers. These arrangements are subject to the risks of relying on products manufactured outside the United States and Western Europe, including political unrest and trade restrictions, local business practice and political issues, including issues relating to compliance with domestic or international labor standards, currency fluctuations, work stoppages, economic uncertainties, including inflation and government regulations, availability of raw materials and other uncertainties. If Master Replicas or Cards is unable to successfully obtain and timely deliver sufficient quantities of these products, their operating results may be adversely affected.

Master Replicas or Cards may be subject to risks associated with their products, including product liability or patent and trademark infringement claims.

Master Replicas’ and Cards’ current and future products may contain defects, which could subject them to product liability claims and product recalls. Although Master Replicas and Cards maintain limited product liability insurance, if any successful product liability claim or product recall is not covered by or exceeds the available insurance coverage, the results of operations and financial condition of Master Replicas and Cards would be harmed. Additionally, third parties may assert claims against Master Replicas and Cards alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights, whether or not such claims have merit. Such claims can be time consuming and expensive to defend and could require Master Replicas or Cards to cease using and selling the allegedly infringing products, which may have a significant impact on total company sales volume, and to incur significant litigation costs and expenses.

Poor economic conditions may reduce consumer spending on discretionary retail products such as the ones offered by Master Replicas and Cards.

Consumer spending patterns, particularly discretionary spending for products such as those marketed and sold by Master Replicas and Cards, are affected by, among other things, prevailing economic conditions, stock market volatility, fuel price increases, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation, consumer spending, consumer confidence and consumer perception of economic conditions. General economic, political and market conditions, such as recessions, may adversely affect Master Replicas’ and Cards’ results of operations and financial condition.

THE COMPANIES

Corgi

Corgi is one of the oldest marketers of collectible die-cast models of trucks, buses, cars and airplanes in the world. Corgi offers a broad portfolio of products ranging from special interest items to more popular, often license-based, items. The majority of Corgi’s product lines are detailed, scale replicas of transport vehicles, produced in strictly limited numbers. Increasingly, Corgi is broadening its product lines to include more mixed scale, lower-priced, die-cast lines which are sold in wider distribution channels. Corgi’s product portfolio is broadly divided into the following categories: (1) collectible trucks, fire vehicles, and other road transport; (2) collectible public transport; (3) collectible aircraft; (4) collectible metal figurines; (5) collectible military vehicles; and (6) traditional die-cast and plastic toy vehicles. We completed our initial public offering in 1996 and changed our corporate name from Zindart Limited to Corgi International Limited in 2005.

Please refer to our annual report on Form 20-F for the year ended March 31, 2006 and our interim financial results for the quarter ended June 30, 2006, filed with the SEC on Form 6-K on or about November 20, 2006, for additional information on Corgi.

Master Replicas

Master Replicas, founded in 2002, is a leading retailer of movie and television prop replicas. These products are typically (a) authentic, physical representations of award winning digital content, or (b) exact replicas of physical objects. With an experienced executive team, Master Replicas leverages a combination of professional business management with extensive prop replica experience. Master Replicas currently has licenses with LucasFilm (Star Wars), Disney (Classics, Pirates of the Caribbean, Narnia), New Line (Lord of the Rings), Marvel (Classics, Spider Man, Ghost Rider, Fantastic Four, X-Men), Fox (Predator, Alien), CBS (Star Trek) and Sony (Men In Black). Master Replicas produces only officially licensed products with extreme attention to product authenticity, product quality, and customer service.

Master Replicas’ business model leverages (1) the power of existing entertainment brands, (2) the low capital requirements of outsourced manufacturing and (3) the power of the internet as a community building tool and as a direct to consumer sales channel to produce and market quality lines of premium collectible products to passionate communities of fans. Master Replicas markets and sells its licensed merchandise primarily through big box retailers such as Best Buy and Borders and specialty hobby shops and directly to consumers through the Internet.

Cards

Cards began as a sole trader of collectible cards and cigarette cards in 1989. In 1999, its scope was expanded when the company was able to source and offer for sale Pokemon products. Cards’ growth over the last eight years has been driven by the growth in the number of manufacturers for whom it distributes and with the development of its own manufactured products.

Cards has secured licenses from major production companies for the manufacture and distribution of gift merchandise and collectible products based upon movies and television shows. Past and present licenses include Warner Bros. for Harry Potter and Superman, Lucas Film for Star Wars, BBC for Dr. Who, Disney for Pirates of the Caribbean and New Line Cinema for Golden Compass. Cards is also the exclusive collectibles supplier to Toys-R-Us in the United Kingdom.

Cards’ license portfolio currently includes the Harry Potter Master Toy License for Europe, the Star Wars Master Gift License for Europe, the upcoming Star Wars 30th Anniversary Celebration in London and the Pirates of the Caribbean Master Gift License for Europe.

THE ACQUISITION, THE MERGER AND THE PRIVATE PLACEMENT

Background of the Acquisition, the Merger and the Private Placement

During the fall of 2005, the Chief Executive Officer of Corgi held preliminary discussions with the executive officers of several companies with respect to potential business combinations.

During the fall of 2005 and the spring of 2006, the Chief Executive Officer of Corgi met with the executive officers of Cards and Master Replicas to discuss a potential business combination among the three companies.

In the spring of 2006, the Board decided to retain McGettigan Wick & Co. to serve as our financial advisor in the potential business combination. Charles McGettigan, one of our current directors, was not a member of our Board at the time McGettigan Wick & Co. was retained.

In May 2006, Corgi and Master Replicas attended a meeting at which the parties determined the general terms of the merger. On June 28, 2006, we entered into an exclusivity agreement with Master Replicas for the proposed merger.

Pursuant to an engagement letter dated June 30, 2006, the Board retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to render an opinion as to the fairness to us of the consideration that we proposed to pay for Master Replicas and Cards. Houlihan Lokey was not engaged to provide any financial advisory services other than to render a fairness opinion,  The team from Houlihan Lokey proceeded to meet with the management teams from each of the companies and reviewed certain information provided by each of the companies and the then-proposed terms of the Cards and Master Replicas transactions in connection with their services.

During the summer of 2006, Josh Huffard, a member of the Board of Directors of Master Replicas and a principal of Consor Capital, contacted certain investors who had previously expressed an interest in providing financing to us regarding a private placement of equity to fund the proposed acquisition and merger and the combined company following consummation of the transactions. In addition, Mr. McGettigan contacted certain of our existing investors regarding their potential participation in the private placement.

In July 2006, we began negotiating the letter of intent relating to the acquisition of Cards and the merger agreement relating to the merger with Master Replicas. From July through September 2006, additional meetings and conference calls were held to discuss open issues and to conduct further legal, business, accounting and financial due diligence on the companies. During this time, our management team and representatives of Cooley Godward Kronish LLP, our legal advisors, and representatives of McGettigan Wick & Co., our financial advisor, continued to analyze the business, legal and regulatory issues arising from the acquisition of Cards and a potential merger of Corgi and Master Replicas. In addition, our management team met with Cards’ and Master Replicas’ management teams to analyze in detail the potential synergies and the near- and long-term value creation that would result from the transactions.

On August 13, 2006, with our board’s approval, we signed a letter of intent with Cards for the proposed Cards acquisition.

On August 22, 2006, we held a telephonic meeting of our Board to consider the Master Replicas and Cards transactions. Representatives of Houlihan Lokey joined the telephonic Board meeting and rendered Houlihan Lokey’s oral opinion to our Board, which Houlihan Lokey subsequently confirmed in writing by delivery of its written opinion dated as of August 22, 2006, that, as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters described in its written opinion, the consideration to be paid by us in the Master Replicas transaction pursuant to the terms proposed by the August 4, 2006 draft of the merger agreement (the “Draft Merger Agreement”) and the Cards transaction pursuant to the terms proposed by the Cards letter of intent (together with the Draft Merger Agreement, the “August Proposed Terms”), was fair to us from a financial point of view. Members of our Board asked questions of the representatives of Houlihan Lokey in connection with the presentation of their oral opinion. The representatives of Houlihan Lokey then left the telephonic Board meeting. Our legal counsel reviewed with our Board the terms of the proposed final drafts of the merger agreement and related documents and the corporate actions required to approve the merger. Our Board then unanimously approved and adopted the Draft Merger Agreement and the transactions contemplated by the Draft Merger Agreement and agreed to recommend to our shareholders the adoption of the Draft Merger Agreement and approval of the transactions contemplated by the Draft Merger Agreement.

In August 2006, we also began negotiating a draft share purchase agreement to acquire all of the outstanding share capital of Cards.

In early September 2006, Master Replicas determined that it was unwilling to go forward with the merger on the terms proposed by the Draft Merger Agreement and required that we dispose of or otherwise shut down our Zindart Manufacturing division on terms acceptable to Master Replicas. In September 2006, we explored a variety of strategic alternatives pertaining to our Zindart Manufacturing division, including a sale of the division to Christopher Franklin, the manager of the division.

On October 4, 2006, we held a telephonic meeting of our Board to review the changes to the Draft Merger Agreement that had been negotiated since August 22, 2006. Our Board then unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement and agreed to recommend to our shareholders the adoption of the merger agreement and approval of the transactions contemplated by the merger agreement. We and Master Replicas signed the merger agreement later that day. Shortly thereafter, we announced by press release the execution of the merger agreement and the Cards letter of intent. Representatives of Houlihan Lokey were not present at our October 4, 2006, Board meeting and did not render any opinion as to the fairness of the consideration to be paid by us in the Master Replicas transaction or the Cards transaction, each on the terms approved by our Board on October 4, 2006.

In October 2006, we negotiated the terms of an agreement pursuant to which Mr. Franklin would purchase our Zindart Manufacturing division, referred to herein as the Zindart sale agreement, and engaged in discussions with potential investors in the private placement.

In addition, in the middle of October, we, together with the management of Cards and Master Replicas, began meeting with potential new investors and drafting a proposed financing term sheet.

On October 24, 2006, we held a telephonic meeting of our Board to review the terms of the proposed final drafts of the Cards acquisition agreement and related documents and corporate actions required to approve the acquisition. After discussion with our legal counsel, our Board unanimously approved and adopted the acquisition agreement and the transactions contemplated thereby and agreed to recommend to our shareholders the adoption of the acquisition agreement and the transactions contemplated thereby.

In late October 2006, we agreed with the investors in the private placement on a term sheet describing the terms of the private placement. In late October and early November, we negotiated the terms of the definitive financing agreement with such investors.

On November 2, 2006, we and the Cards shareholders signed the acquisition agreement.

On November 3, 2006, we entered into the Zindart sale agreement.

On November 14, 2006, we entered into the financing agreement.

On November 15, 2006, we announced our execution of the acquisition agreement, the Zindart sale agreement and the financing agreement.

Reasons for the Acquisition, the Merger and the Private Placement

In reaching its decision to approve the acquisition, the merger and the private placement and to recommend approval of the merger agreement and issuance of our ADSs and the underlying ordinary shares in connection with the acquisition, the merger and the private placement by our shareholders, our Board consulted with our management team and advisors and independently considered the acquisition agreement, the merger agreement and the terms of the proposed private placement and the transactions contemplated by such agreements.

Our Board considered the following factors as reasons that the acquisition, the merger and the private placement will be beneficial to us and our shareholders.

The Acquisition

Prior to approving the acquisition, our Board considered various alternative ways to enhance our business. After such consideration, our Board concluded that the acquisition presented a compelling opportunity to increase our revenues and broaden our customer base.

The material factors considered by our Board in making its determination to pursue the acquisition included the following:

1.

whether the combination of our existing business with that of Cards meets a significant customer need; and

2.

whether the combined company will be in the best position to capture significant market share.

The Merger

Prior to approving the merger, our Board considered various alternative ways to enhance our business. After such consideration, our Board concluded that the merger presented a compelling opportunity to increase our revenues and broaden our customer base.

The material factors considered by our Board in making its determination to pursue the merger included the following:

1.

whether the combination of our existing business with that of Master Replicas meets a significant customer need;

2.

whether the combined company will be in the best position to capture significant market share; and

3.

whether we had the opportunity for significant growth without a strategic business partner.

The Private Placement

Prior to its decision to conduct the private placement, our Board considered various alternatives to the private placement. After such consideration, our Board concluded that the private placement, in connection with the acquisition and the merger, presented the best financing alternative available to us at this time.

The material factors considered by our Board in making its determination to pursue the private placement included the following:

1.

the proposed acquisition and merger transactions;

2.

the price to be paid for the ADSs by the purchasers in the private placement; and

3.

limited sources of capital for companies in Corgi’s financial position.

Factors Relevant to the Acquisition, the Merger and the Private Placement

In the course of its deliberations, our Board reviewed a number of other factors relevant to the transactions with our management, including information relating to the business, assets, management, competitive position and operating performance of both Master Replicas and Cards, including the prospects of Corgi if it were to continue without acquiring Cards and merging with Master Replicas.

Recommendation of Our Board of Directors

Our Board has determined that the acquisition, the merger and the proposed terms of the private placement, the acquisition agreement and the merger agreement are fair to, and in the best interests of, us and our shareholders and hereby recommends that our shareholders approve the proposal set forth in this proxy statement. Accordingly, our Board recommends that our shareholders vote FOR such proposal.

In connection with the foregoing actions, our Board consulted with our management team, as well as McGettigan Wick & Co., our financial advisor, and our legal counsel, and considered the following material factors:

1.

all the reasons described above under “Reasons for the Acquisition, the Merger and the Private Placement”;

2.

the judgment, advice and analyses of our senior management and McGettigan Wick & Co., our financial advisor, including their favorable recommendation of the acquisition, the merger and the private placement;

3.

alternatives to the acquisition, the merger and the private placement;

4.

the terms and conditions of the acquisition agreement, the merger agreement and the financing term sheet; and

5.

the risk that the synergies and benefits sought in the acquisition and the merger might not be fully achieved or achieved at all.

Our Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. Our Board relied on the analysis, experience, expertise and recommendation of our management team and our financial advisor, McGettigan Wick & Co., with respect to the foregoing.

In addition, our Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather our Board conducted an overall analysis of the factors described above, including discussions with our management team and legal, financial and accounting advisors. In considering the factors described above, individual members of our Board may have given different weight to different factors.

Our Board considered all these factors as a whole, and overall considered the factors to be favorable and to support its determination. However, the general view of our Board was that aside from the risk described in factor 5 above, the other reasons and factors described above were generally considered favorable.

The final terms of the merger agreement and the acquisition agreement were materially different from the August Proposed Terms. The opinion of Houlihan Lokey that, as of August 22, 2006 and based upon and subject to the assumptions, qualifications, limitations and other matters described in its written opinion, the consideration to be paid by us in the Master Replicas transaction pursuant to the terms proposed by the Draft Merger Agreement and the Cards transaction pursuant to the terms proposed by the Cards letter of intent, was fair to us from a financial point of view, did not address the consideration to be paid by us in the Master Replicas transaction and the Cards transaction, each on the final terms actually entered into by us, and our Board did not rely on the August 22, 2006 opinion of Houlihan Lokey in its consideration of the final terms of the merger agreement or the acquisition agreement.

Opinion of Houlihan Lokey With Respect to the August Proposed Terms

Houlihan Lokey was engaged by our company to provide an opinion to our Board regarding the fairness from a financial point of view to us of the consideration to be paid by us in the Master Replicas transaction and the Cards transaction.

On August 22, 2006, Houlihan Lokey rendered its oral opinion to our Board, which Houlihan Lokey subsequently confirmed in writing by delivery of its written opinion dated as of August 22, 2006, that, as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters described in its written opinion, the consideration to be paid by us in the Master Replicas transaction pursuant to the terms proposed by the Draft Merger Agreement and the Cards transaction pursuant to the terms proposed by the Cards letter of intent, was fair to us from a financial point of view.

The full text of Houlihan Lokey’s written opinion, dated as of August 22, 2006, to our Board, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion is included as Annex A to this proxy statement.

Houlihan Lokey provided its opinion for the use and benefit of our Board in connection with its evaluation of the August Proposed Terms. The opinion addresses only the fairness from a financial point of view of the consideration to be paid by us in the Master Replicas transaction pursuant to the terms proposed by the Draft Merger Agreement and the Cards transaction pursuant to the terms proposed by the Cards letter of intent, and does not address any other aspect of the Master Replicas transaction or the Cards transaction, including any changes to the

August Proposed Terms, nor does it address any aspect of the private placement. Houlihan Lokey’s opinion also does not address the merits of the Master Replicas transaction or the Cards transaction as compared to other business strategies or transactions that might be available to our company or any underlying business decision of our company in connection with the Master Replicas transaction or the Cards transaction or any other matter. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is incorporated by reference in this proxy statement. We encourage our stockholders to carefully read the full text of Houlihan Lokey’s written opinion, with the understanding that Houlihan Lokey’s written opinion does not address the fairness of the consideration to be paid by us in the Master Replicas transaction and the Cards transaction, each on the final terms of the merger agreement or the acquisition agreement. Houlihan Lokey’s written opinion and this summary are not intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should act or vote their shares with respect to the Master Replicas transaction or the Cards transaction.

Following the delivery of Houlihan Lokey’s oral opinion, we entered into transactions with Master Replicas and Cards on terms that are materially different than the August Proposed Terms. Houlihan Lokey’s opinion does not address the fairness of any portion or aspect of the Master Replicas transaction or the Cards transaction on the terms finally entered into by us, and Houlihan Lokey’s opinion was not used or relied upon by our Board, and is not intended to be used or relied upon and may not be used or relied upon, by any other person, including any security holder, in connection with its consideration of the Master Replicas transaction or the Cards transaction on the terms finally entered into by us.

We engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers and acquisitions, financial restructuring, tax matters, ESOP and ERISA matters, corporate planning, and for other purposes. Houlihan Lokey was engaged by our company pursuant to a letter agreement dated June 30, 2006 to provide an opinion to our Board as to the fairness to us of the consideration that we proposed to pay for Master Replicas and Cards. Houlihan Lokey was not engaged to provide any financial advisory services other than to render a fairness opinion. Pursuant to the engagement letter, our company has paid Houlihan Lokey a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. Our company has also agreed to reimburse Houlihan Lokey for certain expenses, including attorneys’ fees and disbursements, and to indemnify Houlihan Lokey and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in our debt, equity, and other securities and financial instruments (including bank loans and other obligations).

Regulatory Approvals Relating to the Transactions

We are not aware of any federal or state regulatory requirements that must be complied with or approvals that must be obtained to consummate the acquisition, the merger and the private placement and the other matters proposed for approval in this proxy statement, other than (1) the filing of a certificate of merger with the Secretary of State of the State of Delaware; (2) the filing of this proxy statement with the SEC; and (3) compliance with all applicable federal and state securities laws in connection with the transactions. If any additional approvals or filings are required, we will use our commercially reasonable efforts to obtain those approvals and make any required filings before completing the transactions.

The Acquisition

General

On November 2, 2006, we entered into the acquisition agreement, pursuant to which we agreed to purchase all of the outstanding shares of Cards in exchange for our ADSs as set forth in the acquisition agreement. The acquisition agreement was filed with the SEC on Form 6-K on or about November 20, 2006 and is available as described under “Where You Can Find More Information” in this proxy statement. You should read the acquisition agreement carefully. It is the agreement that governs the acquisition, and the following merely summarizes the terms of the acquisition agreement.

Terms of Acquisition Agreement

Under the acquisition agreement, each outstanding share of Cards outstanding immediately prior to the closing of the acquisition shall be converted into the right to receive such number of ADSs calculated according to the following fraction (the “Acquisition Consideration”):

Numerator:  (A) (i) the aggregate number of Corgi ordinary shares issued and outstanding or issuable immediately prior to the acquisition, including ordinary shares issued or issuable upon conversion of outstanding notes, warrants, stock options, convertible securities, or outstanding rights to receive ordinary shares or stock appreciation rights but excluding ordinary shares issued or issuable in the private placement and merger (such number, the “Parent Fully Diluted Shares”) divided by (ii) 0.75380203, minus (B) the number of Parent Fully Diluted Shares; and

Denominator:  the aggregate number of outstanding shares of Cards.

Notwithstanding the foregoing, the acquisition agreement provides that if the price per share in the private placement is less than $1.50 per share (such event a “Financing Trigger Event”), then the number of ordinary shares constituting the Merger Consideration as calculated in the preceding sentence shall be adjusted by the following formula:

AC(1) =AC(0) + ((1.50-FP)÷1.50) * AC(0)).

Where,

AC(1) is equal to the amount of acquisition consideration as adjusted for the Financing Triggering Event.

AC(0) is equal to the acquisition consideration.

Assuming the private placement closes in accordance with the financing agreement, FP is equal to $1.10.

The reference to “FP,” 1.10 and 1.50 in the adjustment formula above shall be appropriately adjusted for any stock split, combination or similar transaction in the ordinary shares between the date of the merger agreement and effectiveness of the merger, including the Reverse Stock Split.

Notwithstanding the foregoing, in the event Master Replicas waives, on behalf of its stockholders, all or any portions of any additional ADSs that may otherwise become issuable as a result of the comparable antidilution adjustment provision provided to the Master Replicas stockholders, the additional ADSs issuable to the Cards shareholders in respect of the antidilution adjustment provision will be limited on a pro rata basis.

Based on the foregoing and the $1.10 price above, we believe the shareholders of Cards will be entitled to receive approximately 7,144,930 ADSs, of which approximately 3,472,465 ADSs will be issued initially to the Cards shareholders at the closing of the acquisition and the remaining ADSs will be held in escrow to cover certain representations and warranties made by the Cards shareholders, including a warranty relating to Cards’ revenues and earnings for fiscal years 2008 and 2009. In the event that the Cards shareholders breach these warranties, as more fully described in the share purchase agreement, the escrow agent will be instructed to sell ADSs held in escrow in the market to cover the claims relating to such warranties.

In the share purchase agreement, we have also agreed that Darren Epstein, the current Chief Executive Officer and principal shareholder of Cards, would be nominated to be a member of our Board and he would also be entitled to receive an option to purchase 500,000 ADSs on the same terms and conditions as any options granted to Michael Cookson and Jennifer Klatt of Master Replicas in connection with the closing of the merger.

The Merger

General

Corgi has entered into a definitive merger agreement with Master Replicas and our newly-formed, wholly-owned subsidiary, LightSaber Acquisition Corp, or MergerSub. Under the merger agreement, MergerSub will merge with and into Master Replicas. MergerSub will cease to exist as a separate entity, and Master Replicas will continue as the surviving company and our wholly-owned subsidiary. In connection with the merger, all shares of Master Replicas capital stock will be converted into our ADSs and we will assume all of the outstanding options to purchase

Master Replicas common stock and all of the outstanding warrants to purchase Master Replicas common stock and Master Replicas preferred stock. The merger agreement was filed with the SEC on Form 6-K on October 26, 2006 and is available as described under “Where You Can Find More Information” in this proxy statement. You should read the merger agreement carefully. It is the agreement that governs the terms of the merger. The following information summarizes the terms of the merger agreement.

Effective Time of the Merger

The merger agreement provides that the closing of the merger will take place as soon as practicable and no later than two business days after the last condition precedent to closing has been satisfied or waived. Concurrently with the closing, we will file a certificate of merger and all other necessary documents with the Secretary of State of the State of Delaware to complete the merger. The merger will become effective at the time the certificate of merger has been accepted by the Secretary of State, or at another time as the parties may agree, which will be specified in the certificate.

Completion of the merger could be delayed if there is a delay in satisfying the closing conditions to the merger. There can be no assurances as to whether, and on what date, the conditions will be satisfied or that the parties will complete the merger at all. If the merger is not completed on or before December 31, 2006, either we or Master Replicas may terminate the merger agreement, except that a party may not terminate the merger agreement if that party’s failure to fulfill any of its obligations under the merger agreement was the cause of the merger not being completed by that date.

Merger Consideration

Each share of Master Replicas common stock, Master Replicas Series A preferred stock and Master Replicas Series B preferred stock outstanding immediately prior to the effectiveness of the merger shall be converted into the right to receive such number of ADSs calculated according to the following fraction (the “Merger Consideration”):

Numerator:  (A) (i) the aggregate number of Corgi ordinary shares issued and outstanding or issuable immediately prior to effectiveness, including ordinary shares issued or issuable upon conversion of outstanding notes, warrants, stock options, convertible securities, or outstanding rights to receive ordinary shares or stock appreciation rights but excluding ordinary shares issued or issuable in the private placement and ordinary shares issued to the Cards shareholders pursuant to the acquisition agreement (such number, the “Fully Diluted Shares”) divided by (ii) 0.42, minus (B) the number of Fully Diluted Shares;

Denominator:  the sum of each of the following as outstanding immediately prior to effectiveness of the merger (A) the aggregate number of outstanding shares of Master Replicas common stock, (B) the aggregate number of shares of Master Replicas common stock issuable upon conversion of the Master Replicas preferred stock outstanding immediately prior to effectiveness, (C) the aggregate number of shares of Master Replicas common stock underlying any outstanding warrants to purchase Master Replicas common stock or preferred stock and (D) the aggregate number of shares of Master Replicas common stock underlying the outstanding options to purchase shares of Master Replicas common stock.

Notwithstanding the foregoing, the merger agreement provides that if the price per share in the private placement is less than $1.50 per share (such event a “Financing Trigger Event”), then the number of ordinary shares constituting the Merger Consideration as calculated in the preceding sentence shall be adjusted by the following formula:

MC(1) =MC(0) + ((1.50-FP)÷1.50) * MC(0)).

Where,

MC(1) is equal to the amount of merger consideration as adjusted for the Financing Triggering Event.

MC(0) is equal to the Merger Consideration.

Assuming the private placement closes in accordance with the financing agreement, FP is equal to $1.10.

The reference to “FP,” 1.10 and 1.50 in the adjustment formula above shall be appropriately adjusted for any stock split, combination or similar transaction in the ordinary shares between the date of the merger agreement and effectiveness of the merger, including the Reverse Stock Split.

Notwithstanding the foregoing, Master Replicas may waive, on behalf of its stockholders, all or any portions of any additional ADSs that may otherwise become issuable as a result of the antidilution adjustment provision described above.

Based on the foregoing and the $1.10 price above, we believe the stockholders of Master Replicas will be entitled to receive approximately 22,912,194 ADSs at the closing of the merger.

Treatment of Warrants and Stock Options

At the effective time of the merger, each outstanding warrant to purchase shares of Master Replicas common stock and Master Replicas preferred stock and option granted by Master Replicas to purchase shares of Master Replicas common stock will be converted, as applicable, into a warrant to acquire our ADSs or an option to acquire our ADSs and will be subject to the same terms and conditions as the Master Replicas warrant or stock option had prior to the effective time of the merger. The exercise price per share of our ADSs and number of ADSs issuable upon exercise of the warrant or option will reflect the exchange ratio in the merger. Under the terms of the warrants and the Master Replicas 2004 Stock Option/Restricted Stock Plan, such assumption of warrants and options is permissible without the consent of the holders of outstanding warrants and options.

Surrender and Exchange of Share Certificates

As soon as reasonably practicable after the effective time of the merger, but in any event no more than two business days thereafter, we or our agent will send to the Master Replicas stockholders transmittal materials containing instructions on how to exchange their stock certificates representing shares of Master Replicas capital stock for certificates representing our ADSs that are payable to them in connection with the merger. Upon surrender to us or our agent of their stock certificate or certificates representing the shares of Master Replicas common stock held immediately prior to the merger, and the acceptance of such certificate or certificates by us or our agent in accordance with the instructions to be provided by us or our agent, the Master Replicas stockholders will receive the applicable merger consideration.

We will not issue any fractional ADSs in the merger. In lieu of fractional ADSs, Master Replicas stockholders will receive a cash payment equal to the fractional ADS amount multiplied by the last sale price of a share of an ADS, as reported on the Nasdaq Global Market on the closing date of the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Master Replicas to Corgi and MergerSub and by Corgi and MergerSub to Master Replicas for purposes of allocating the risks associated with the merger. The assertions embodied in the representations and warranties made by Corgi, MergerSub and Master Replicas are qualified by information set forth in confidential disclosure schedules that were delivered in connection with the execution of the merger agreement. While we do not believe that the disclosure schedules contain information that securities laws require us to publicly disclose, other than information that is being disclosed in this proxy statement, the disclosure schedules may contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, you should not rely on any of these representations and warranties as characterizations of the actual state of facts, since they may be modified in important respects by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the disclosure schedules each party delivered at signing and that may not be delivered to us until the closing date of the merger.

The representations and warranties made by us with respect to Corgi and by Master Replicas with respect to Master Replicas in the merger agreement include, among other things:

•

the organization, qualification and good standing of each of us, MergerSub and Master Replicas;

•

capitalization;

•

authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

•

the accuracy of each of our and Master Replicas’ financial statements;

•

the absence of undisclosed material liabilities;

•

the absence of certain changes since June 30, 2006;

•

the consents and approvals required for the parties to enter into the merger agreement and effect the merger;

•

the absence of conflicts, violations or defaults under each party’s organizational documents, applicable laws and material agreements;

•

title to, and absence of liens and encumbrances on, assets;

•

the absence of litigation matters;

•

governmental authorizations required in connection with the operation of our and Master Replicas’ businesses;

•

employee benefit and labor matters;

•

tax matters;

•

material contracts;

•

insurance;

•

intellectual property;

•

customers and suppliers;

•

brokers’ or bankers’ fees;

•

environmental matters;

•

the absence of conflicts of interest; and

•

takeover statues.

In addition, the merger agreement contains additional representations and warranties by Corgi as to certain other matters, including our compliance with applicable rules and regulations promulgated by the Securities and Exchange Commission and certain local laws applicable to companies in Hong Kong and the People’s Republic of China.

Conditions Precedent

Each party’s obligation to complete the merger is subject to satisfaction or waiver of certain conditions, including conditions relating to:

•

each party obtaining the requisite shareholder vote in favor of the merger agreement;

•

absence of any temporary restraining order, preliminary or permanent injunction or other legal restraint or prohibition preventing the consummation of the merger;

•

our consummation of an equity financing that results in aggregate gross proceeds to us of at least $10,000,000 on terms reasonably acceptable to us and Master Replicas;

•

our consummation of the acquisition;

•

entry by certain Master Replicas stockholders into gain recognition agreements with the Internal Revenue Service;

•

amendment of the employment agreement of George Volanankis, our chief executive officer, to clarify the application of certain terms of his pre-existing employment agreement in connection with the merger;

•

continued inapplicability of the Hong Kong Codes on Takeovers and Mergers and Share Repurchases; and

•

receipt by Master Replicas of an opinion of its legal counsel that the merger constitutes a tax-free reorganization.

Our obligation to complete the merger is subject to satisfaction or waiver of certain additional conditions, including conditions relating to:

•

the accuracy of Master Replicas’ representations and warranties;

•

Master Replicas’ compliance with all closing conditions;

•

our receipt from Master Replicas of an officer’s certificate certifying the accuracy of Master Replicas’ representations and warranties and satisfaction of certain conditions;

•

Master Replicas’ receipt of all necessary authorizations, consents or approvals from any governmental entity or third party to any of Master Replicas’ material agreements;

•

termination of certain outstanding warrants to purchase shares of Master Replicas Series A preferred stock;

•

our receipt of a certification from Master Replicas with respect to certain tax matters;

•

persons holding less than 10% in the aggregate of the outstanding capital stock of Master Replicas shall have perfected or be entitled to perfect appraisal rights with respect to their shares;

•

certain Master Replicas officers, directors and stockholders have entered into binding lock-up agreements;

•

our receipt of signed investor representation statements from each holder of Master Replicas capital stock;

•

receipt by Master Replicas’ legal counsel of a certification from Master Replicas with respect to certain tax matters; and

•

no occurrence of any material adverse effect with regard to Master Replicas between the signing of the merger agreement and closing of the merger.

In addition, Master Replicas’ obligation to complete the merger is subject to satisfaction or waiver of certain additional conditions, including conditions relating to:

•

the accuracy of our representations and warranties;

•

our compliance with all closing conditions;

•

Master Replicas’ receipt of an officer’s certificate from Corgi certifying the accuracy of our representations and warranties and satisfaction of certain conditions;

•

receipt of all necessary authorizations, consents or approvals from any governmental entity or third party to our material agreements;

•

delivery of the resignation of Leo Paul Koulos from his position as a director of the Company;

•

delivery of the resignation of George Volanakis from his position as an officer of the Company;

•

delivery of evidence of the appointments of Michael Cookson as our chief executive officer and Jennifer Klatt as our chief financial officer and Michael Cookson and Darren Epstein as directors of the Company;

•

confirmation from Nasdaq that the ADSs to be issued are approved for listing on the Nasdaq Global Market;

•

appropriate certifications by our chief executive officer and chief financial officer to any documents filed with the Securities and Exchange Commission;

•

confirmation that all of the Company’s outstanding convertible promissory notes have been converted into ADSs and that all outstanding warrants to purchase shares of the Company’s stock have been exercised or terminated;

•

entry into tax indemnification agreements with certain Master Replicas stockholders;

•

certain of our officers, directors and shareholders shall have entered into binding lock-up agreements;

•

we shall not have received notice from any of our lenders of an event of default or, if such a notice is received, we shall have received a waiver in writing by the lender of the event of default;

•

our sale of the Zindart Manufacturing division;

•

receipt by Master Replicas’ legal counsel of a certification from the Company with respect to certain tax matters; and

•

no occurrence of any material adverse effect with regard to Corgi between the signing of the merger agreement and closing of the merger.

Certain Covenants

Access to Information and Confidentiality

The merger agreement provides that each party will, and will cause its respective officers, directors, employees, representatives and advisors to:

•

provide the other with reasonable access to its representatives, personnel, assets and to all existing books, records, tax returns, work papers and other documents and information; and

•

hold in confidence all documents and information regarding the other.

Conduct of Business Prior to the Merger

Each party has agreed that during the period from the date of the merger agreement through the effective time of the merger, it shall not:

•

amend its organizational documents;

•

issue, sell, dispose of or encumber any securities, except for certain issuances of shares pursuant to outstanding options and warrants and the issuance of options to new or existing employees in the ordinary course of business;

•

effect any reclassification of shares, stock split or similar transaction, declare or pay any dividend or other distribution, redeem or purchase any of its securities, subject to certain exceptions;

•

adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization of the Company (other than the merger);

•

(i) incur or assume any debt in excess of $100,000 in the aggregate; (ii) assume, guarantee or otherwise become liable for the indebtedness of another, except in the ordinary course of business; (iii) make any loans to or investments in another in excess of $100,000 in the aggregate; (iv) pledge or otherwise encumber its securities; or (v) mortgage or pledge any material assets;

•

make, or commit to make, any capital expenditure in excess of $100,000;

•

(i) enter into, adopt, amend or terminate any benefit plan, (including the repricing of any stock options or the voluntary acceleration of vesting of any stock options), stock appreciation right, restricted stock or stock purchase agreement for the benefit or welfare of any director, officer or employee; (ii) enter into any material employment, deferred compensation, severance or termination, or other similar agreement or amendment to any such agreement, with any director, officer or employee; (iii) materially increase the benefits payable under any existing severance or termination pay policies or employment agreements; or (iv) materially increase the compensation, bonus or other benefits payable to directors, officers or employees, subject to certain exceptions;

•

acquire, lease, license or grant any right or other asset or enter into any material agreement;

•

acquire any corporation, partnership or business organization or division thereof or any equity interest therein;

•

pay, discharge or satisfy any material claims, liabilities or obligations in excess of $50,000 individually, subject to certain exceptions;

•

change any of its methods of accounting or accounting practices in any material respect;

•

enter into any joint venture, partnership or other similar arrangement;

•

enter into, modify, terminate, amend or grant any waiver in respect of any material contract except in the ordinary course of business, consistent with past practice;

•

waive the benefits of or modify any confidentiality, standstill or similar agreement;

•

settle or compromise any pending or threatened suit, action, claim or proceeding unless such settlement or compromise would not have a material adverse effect;

•

enter into any agreement that limits or otherwise restricts the ability to engage or compete in any line of business or in any geographic area; or

•

make any tax election.

Master Replicas Stockholder Vote

The holders of (i) a majority of Master Replicas’ common stock and preferred stock, voting together as a single class; (ii) at least 66-2/3% of Master Replicas’ Series B preferred stock, voting separately as a single class; (iii) a majority of Master Replicas’ common stock, voting separately as a single class; and (iv) a majority of Master Replicas’ Series A preferred stock, voting separately as a single class, have already approved the merger and the merger agreement. In addition, pursuant to the terms of the merger agreement, Master Replicas has prepared and distributed a notice regarding the merger to its stockholders, including an information statement setting forth the material terms of the merger agreement and the merger. We took no part in drafting the Master Replicas information statement, although we were given the opportunity to review and comment on the information statement prior to its distribution to the Master Replicas stockholders and submitted certain comments and suggestions to Master Replicas for consideration.

Public Announcements

The merger agreement provides that neither party will issue any press release or make any public statement regarding the merger or the merger agreement, or the other transactions contemplated by the merger agreement, without the prior written consent of the other party.

Notification

The merger agreement provides that, prior to the effective time of the merger, the parties to the merger agreement shall promptly advise each other of:

•

the occurrence of any event that would be likely to cause any representation or warranty made by such party in the merger agreement to be untrue or inaccurate in any material respect at or prior to the closing of the merger;

•

any material failure to comply with or satisfy any covenant, condition or agreement;

•

any notice or communication from any third party alleging that its consent may be required in connection with the merger; or

•

any facts or circumstances that would result in a material adverse effect.

Agreement Not to Solicit Other Offers

We have agreed with Master Replicas that, subject to certain exceptions, neither we nor Master Replicas will solicit or encourage the initiation of any inquiry, proposal or offer relating to an alternative business combination proposal during the period between the signing of the merger agreement and the effective time of the merger.

Termination

In addition to terminating upon mutual consent, either party may terminate the merger agreement under the following circumstances:

•

the merger has not been completed on or before December 31, 2006, subject to certain exceptions; or

•

any law permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall have become final.

We may terminate the merger agreement if:

•

we determine that Master Replicas’ representations and warranties are not true and accurate in all respects or that Master Replicas will not be able to comply with all closing conditions; or

•

our Board determines that it is in the best interests of Corgi and our shareholders to pursue a competing transaction, if such a transaction is proposed by a third party.

Master Replicas may terminate the merger agreement if:

•

Master Replicas determines that our representations and warranties are not true and accurate in all respects or that we will not be able to comply with all closing conditions; or

•

it is determined by the Master Replicas board of directors that it is in the best interests of Master Replicas and its stockholders to pursue a competing transaction, if such a transaction is proposed by a third party.

Waivers

Any provision of the merger agreement may be waived if the waiver is duly executed and delivered by the party against whom the waiver is to be effective and will only be applicable in the specific instance in which it is given.

Amendments

The merger agreement may be amended if the amendment is duly executed and delivered by all of the parties to the merger agreement except that no amendment that reduces or changes the form of the merger consideration may be made after the requisite stockholder approval is obtained by either Corgi or Master Replicas except as provided in the merger agreement.

On November 15, 2006, the parties amended the merger agreement to, among other things, (1) extend the date by which all conditions must be met from December 15, 2006 to December 31, 2006, (2) extend the timeline for filing a resale registration statement from 90 days to 120 days following the closing of the merger, provide for liquidated damages and otherwise conform the registration rights provisions to those provided in the private placement; and (3) agree that Master Replicas can no longer exercise the termination right relating to the signing of a definitive agreement to sell the Zindart Manufacturing division.

Fees and Expenses

Whether or not the merger is consummated, Corgi and Master Replicas will each pay their own respective fees, costs and expenses incurred in connection with the transactions contemplated by the merger agreement.

Registration Rights

We have agreed to file a registration statement within 120 days after the completion of the merger registering for resale the ADSs issued to the Master Replicas stockholders in the merger. In addition, we have agreed to register the ADSs issuable upon exercise of the Master Replicas stock options we assume in connection with the merger on a registration statement on Form F-8 shortly after the closing of the merger. Corgi may be obligated to pay liquidated damages to certain Master Replicas stockholders if the deadlines for registration are not met. The registration of the ADSs issuable in the merger is subject to certain “cutback” provisions and liquidated damages rights described under “The Private Placement – Registration Rights” below.

Voting Agreement

Our chief executive officer, all members of our Board and affiliates of Gruber & McBaine are party to a voting agreement pursuant to which they have agreed, subject to the terms and conditions of the voting agreement, to vote all of the ordinary shares represented by their ADSs in favor of the proposal and any other matter necessary to effect the transactions.

Accounting Treatment of the Merger

The merger will be accounted for by us under the purchase method of accounting or as a reverse acquisition, where appropriate, in accordance with generally accepted accounting principles. Under the purchase method, the aggregate consideration paid by us in connection with the merger, together with the direct costs of the merger, will be allocated to Master Replicas’ tangible and intangible assets and liabilities based on their fair market value. The results of operations of Master Replicas will be included in the financial statements of the Company from the effective date of the merger. Under a reverse acquisition, the historical financial statements of Master Replicas are presented as the historical financial statements of the combined enterprise and the assets and liabilities of the Company are recorded at fair value. The results of operations of the Company from the effective date of the merger will be included in the financial statements of the combined enterprise.

Sale of Zindart Manufacturing Limited and Dongguan Xinda Giftware Company

On November 3, 2006, we entered into a Sale and Purchase Agreement with Poundwell Limited (“Poundwell”), Zindart Manufacturing Limited (“ZML”), Dongguan Xinda Giftware Co., Ltd. (“DXG”) and certain other companies affiliated with us, pursuant to which we agreed to sell to Poundwell all of our rights in the issued share capital of ZML, the equity capital of DXG and certain real property and improvements located at Dongguan Hengli Tiankeng Community, Dongguan, Guangdong Province, People’s Republic of China (the “Factory”). In connection with the sale, we agreed to (1) cause certain of our affiliates to waive certain inter-company trade obligations due from ZML and DXG to such affiliates; (2) pay to ZML an amount equal to that portion of our inter-company obligations owed to ZML that relates to the sale of goods by ZML, which amount totaled $2,200,000 as of September 28, 2006; (3) assume or cause to be discharged the obligations of ZML guaranteed by us under certain banking facilities available to ZML, which amount totaled approximately $1,400,000 as of September 28, 2006; (4) pay to ZML $250,000 with respect to the settlement of all capital leases, in exchange for termination of our obligation to guarantee such capital leases; and (5) bear up to $1,000,000 of property transfer taxes arising from the sale of the Factory and (6) reimburse Poundwell for up to $26,000 in legal expenses related to the transactions.

If the payments and assumptions described above are not completed by December 31, 2006, Poundwell will have the option to unwind the transactions described above. We also agreed to cause Corgi Classics Limited (“Corgi Classics”) to enter into a vendor agreement with ZML pursuant to which Corgi Classics would purchase certain goods from ZML at market competitive prices for a term of three years.

Completion of these transactions is subject to certain regulatory procedures within the People’s Republic of China. Until such time as these transactions are completed, we have agreed to lease the Factory to ZML or its nominee for nominal consideration, and ZML has assumed all obligations for the maintenance, insurance and taxes relating to the Factory.

The Private Placement

General

We have signed a definitive financing agreement that details the terms and conditions of the proposed private placement. It is anticipated that the acquisition and the private placement will be completed concurrently and that the merger will be completed shortly after the acquisition and the private placement.

Terms of the Private Placement

The financing agreement provides for the sale of up to 16,000,000 ADSs and warrants to purchase up to 4,800,000 ADSs at an exercise price of $1.30 per share, for gross proceeds to Corgi at the closing of the sale of ADSs and warrants of $17,600,000 (excluding any additional proceeds that may result in the future upon the exercise of the warrants). The proceeds of the private placement will be used to repay our debt and for general corporate purposes. We expect to use a portion of the gross proceeds of the private placement to repay indebtedness.

Warrants

The warrants will be issued at the closing of the private placement and will be exercisable, at an exercise price of $1.30 per share, for two years thereafter, subject to extension if we are unable to obtain or maintain the effectiveness of the registration statement in accordance with the registration rights agreement. If the price of our ADSs exceeds $1.95 (prior to giving effect to the Reverse Stock Split) per share for a period of ten consecutive days, we will have the right to require the holders of the warrants to exercise their warrants.

Conditions Precedent

The completion of the private placement depends on the satisfaction or waiver of a number of conditions, including, among others, conditions relating to:

•

shareholder approval of the private placement;

•

completion of the acquisition;

•

the submission to escrow of all closing documents for the merger; and

•

the continued listing of our ADSs on the Nasdaq Global Market.

Rights of Participation

The purchasers in the private placement have the right to participate in any future private placements of our equity for a period of two years following the closing of the private placement. These rights are subject to certain customary exceptions, including, among other things, issuances of common stock to employees, officers and directors under our equity compensation plans.

Registration Rights

We have agreed to file a registration statement within 120 days after the closing of the private placement registering for resale our ADSs issued to the investors in the private placement and to the Master Replicas stockholders and the ADSs issuable upon exercise of the warrants issued in the private placement. We have agreed to obtain the effectiveness of such registration statement within 120 days after filing (240 days after the closing of the private placement). If we do not file such registration statement or obtain its effectiveness by the prescribed deadlines, we will be required to pay investors in the private placement liquidated damages in cash equal to 2% of the amount invested at closing of the private placement for each month of delay and to the stockholders of Master Replicas the value of the Master Replicas stock (assuming for purposes thereof a value of $1.10 per share), subject to a cap of $2,350,000 in the aggregate, except for investors in the private placement affiliated with Master Replicas and us and Master Replicas stockholders who are cut back from such registration statement as described below. In addition, the term of the warrants shall be extended by any such delay in obtaining the effectiveness of the registration statement or any period during the term of the warrants during which the registration statement is not effective.

The financing agreement also provides that in the event we are required to reduce the number of ADSs covered by the registration statement, we will (1) under limited circumstances, exclude  from the registration statement the ADSs that are issuable upon exercise of the warrants we issued in our private placement or (2) exclude from the registration statement, on a pro rata basis, all or such portion of the ADSs purchased in the financing by our affiliates and affiliates of Master Replicas and the ADSs issued to the Master Replicas stockholders in the merger.

If we are required to implement the above-described cut-backs, we are obligated to file a registration statement registering for resale the securities subject to the cut-backs within 180 days after the filing deadline for the initial registration statement. If we fail to timely file the registration statement covering the cut-back securities, we will be obligated to pay to the affected investors liquidated damages in cash in an amount calculated as provided above. No liquidated damages will accrue on any securities excluded from the registration statement, except as provided above.

Notwithstanding the foregoing rights, Michael Cookson, Josh Huffard and his affiliates and Charles McGettigan have waived their rights to liquidated damages as described above.

Interests of Certain Persons in the Transactions

George Volanakis

At the closing of the merger, George Volanakis will be entitled to a severance payment of $255,000 in cash and 50,000 ADSs. In addition, at the closing of the merger, Mr. Volanakis will be entitled to receive a cash payment equal to the product of (a) 200,000 ADSs and (b) the positive difference, if any, between the closing price per ADS on the trading day immediately prior to the closing date and $2.65 (the closing price per ADS on the trading date immediately preceding January 1, 2006). In addition, upon the closing of the merger, Mr. Volanakis shall receive 35,000 fully-vested ADSs.

Charles McGettigan

Charles McGettigan, one of our directors, serves as a partner of McGettigan, Wick & Co. On April 12, 2006, we executed an agreement with McGettigan, Wick & Co. to provide Corgi with advisory services in respect of mergers and acquisitions activity. As McGettigan, Wick & Co. has advised us with respect to the acquisition and the merger, we expect to pay McGettigan, Wick & Co. a cash fee of $150,000 and 136,364 ADSs.

Consor Capital

Master Replicas has agreed to pay its stockholder, Consor Capital LLC, $300,000 in exchange for consulting services, which amount is payable by January 15, 2006 (or such other date as mutually agreed by the parties), and 50% of which amount is payable, at the option of Master Replicas, in stock of Master Replicas or any successor of Master Replicas, to be valued at $1.10 per share, assuming the private placement occurs on the terms set forth in the financing agreement. In addition, Consor Capital LLC is an investor in the private placement.

Michael Cookson

Michael Cookson, the chief executive officer of Master Replicas, is expected to become the chief executive officer of the combined company upon completion of the acquisition and the merger. As of the date of this Proxy Statement, Mr. Cookson has not negotiated an employment agreement with Corgi or with Master Replicas. We expect that Mr. Cookson will negotiate such an agreement and that will include provisions for base salary, cash bonus, equity incentives and customary change of control and severance benefits. In addition, all of the options to purchase shares of Master Replicas common stock granted to Mr. Cookson on August 5, 2006 (which amount would convert into approximately 1,137,220 ADSs with an exercise price of $1.05 per ADS) are expected to vest and become fully exercisable in connection with the closing of the merger.

Jennifer Klatt

Jennifer Klatt, the chief financial officer of Master Replicas, is expected to become the chief financial officer of the combined company upon completion of the acquisition and the merger. As of the date of this Proxy Statement, Ms. Klatt has not negotiated an employment agreement with Corgi or with Master Replicas. We expect that Ms. Klatt will negotiate such an agreement and that it will include provisions for base salary, cash bonus, equity incentives and customary change of control and severance benefits.

Jordan Schwartz

Jordan Schwartz, a director and stockholder of Master Replicas, is participating in the private placement.

Darren Epstein

Darren Epstein, the chief executive officer of Cards, is expected to become a European Vice President and a member of our Board at the closing of the acquisition. Mr. Epstein will be responsible for product design and development relating to the ongoing Cards business. As of the date of this proxy statement, Mr. Epstein has not negotiated an employment agreement with Corgi or with Master Replicas. We expect that Mr. Epstein will negotiate such an agreement on terms recommended by an independent compensation consultant, with a minimum of $225,000 annual salary. In addition, Mr. Epstein will be entitled to receive an option to purchase 500,000 ADS on the same terms and conditions as any option granted to Mr. Cookson and Ms. Klatt in connection with the closing of the merger.

SELECTED FINANCIAL DATA OF MASTER REPLICAS

The following selected consolidated financial data should be read in conjunction with “Master Replicas Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in Annex B to this proxy statement.

	Year Ended December 31, 2004	Year Ended December 31, 2005	Six Months Ended June 30, 2006
			(unaudited)
Statement of Operations Data:
Sales	$9,956,572	$47,194,243	$13,281,453
Gross profit	2,585,415	16,084,673	4,302,264
Total marketing and operating expense	5,405,693	9,621,516	3,646,769
Income (loss) from operations	(2,820,278)	6,463,157	655,495
Net income (loss)	$(3,739,159)	$4,326,853	$46,727

	December 31, 2004	December 31, 2005	June 30, 2006
			(unaudited)
Balance Sheet Data:
Cash	$690,740	$4,381,751	$2,301,784
Trade receivables	840,718	7,446,118	2,930,806
Inventory	1,021,794	6,487,656	4,913,265
Total current assets	3,262,614	20,134,848	10,595,103
Total assets	3,542,544	20,502,978	11,179,372
Total current liabilities	4,137,117	13,882,603	4,385,666
Total liabilities	5,007,317	14,747,968	5,377,641
Total shareholders’ equity (deficit)	(1,464,773)	5,755,010	5,801,730

MASTER REPLICAS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following Master Replicas Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Readers are cautioned that the forward-looking statements reflect Master Replicas’ analysis only as of the date hereof, and neither we nor Master Replicas assume any obligation to update these statements. Actual events or results may differ materially from the results discussed in or implied by the forward-looking statements. The following discussion should be read in conjunction with Master Replicas’ financial statements and the related notes included as Annex B to this proxy statement.

Critical Accounting Policies and Estimates

Master Replicas’ financial statements are based on accounting principles generally accepted in the United States of America, many of which require management to make significant estimates and assumptions (see Note 1 to the Master Replicas financial statements attached to this proxy statement as Annex B). Master Replicas believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

Revenue Recognition

Master Replicas recognizes revenues from sales of products to consumers when the product is shipped. Revenues from the sales of products to retailers or distributors are recognized when the distributor’s freight carrier picks up the product FOB Hong Kong or China. Provisions for estimated product returns and warranty claims are provided as products are sold.

Inventory

Master Replicas’ inventories are stated at the lower of cost (specific identification) or market using the first in, first out (“FIFO”) method of accounting. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

Tooling Costs

Master Replicas’ tooling costs consist of the costs incurred to manufacture materials to produce replicas, such as molds or specialized tools. In 2005 and 2004, tooling costs were amortized over the estimated useful life, which Master Replicas’ management has determined is one year. Amortization expense is included in cost of goods sold as a product cost.

Web Site Development

In accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” issued by the American Institute of Certified Public Accountants (AICPA), Master Replicas capitalized costs associated with Web development and building of its Web site. Costs incurred in the preliminary project stage were expensed as incurred. Costs incurred in the development stage were capitalized. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost less accumulated amortization and are amortized on a straight-line basis over the estimated useful life of two years.

Income Taxes

Master Replicas was a limited liability company, taxed as a partnership, until May 31, 2004. Accordingly, until such time, for Federal and state income tax reporting purposes, profits and losses from the limited liability company were reported on the individual income tax returns of the members. Effective June 1, 2004, Master Replicas began being taxed as a “subchapter C” corporation. “Subchapter C” corporation income taxes are provided for the entire year for 2004 so that the tax effects of transactions reported in the Master Replicas financial statements for 2004 included in this proxy statement are consistent with 2005. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), certain nondeductible expense reserves and accruals, the current state tax deduction, and net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for tax credits that are available to offset future taxes payable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Estimates

The allowance for doubtful accounts, reserve for inventory and warranty reserves are all estimates based on information available at the date of these financial statements. Although Master Replicas believes its allowance for doubtful accounts and other reserves are sufficient, actual doubtful accounts, obsolete inventory and warranty claims paid may be less than or in excess of such allowance and reserves.

Results of Operations

Master Replicas’ sales were $47.2 million in 2005, which represented a significant increase over sales in 2004 and 2003. The significant increase in sales was attributable to the release of a Star Wars movie and the sale of the Master Replicas’ Star Wars light saber product. As described below, Master Replicas’ 2005 aggregate sales from the Star Wars product line increased approximately $35 million compared to 2004 and resulted in the first profit Master Replicas has experienced since inception.

To meet the challenges presented in 2006, when a Star Wars movie is not being released, Master Replicas has projected significantly lower sales than in 2005, but does not expect to incur a loss as a result of increasing sales from licenses other than Star Wars. The percentage of Master Replicas’ sales of Star Wars products has decreased in 2006, from approximately 95% of sales in 2005 to 92% of sales for the six months ended June 30, 2006. The percentage of Master Replicas’ sales of Disney products has increased, from approximately 4% of sales in 2005 to 8% of sales for the six months ended June 30, 2006.

A summary of Master Replicas’ consolidated statement of operations for the periods indicated. The results of operations for 2004 and 2005 presented below are derived from the audited financial statements of Master Replicas included in Annex B to this proxy statement. The results of operations for the six months ended June 30, 2006 are unaudited. The results of operations for 2003 presented below are derived from the audited financial statements of Master Replicas but are not included in Annex B.

	2003	2004	2005	Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
				(Unaudited)	(Unaudited)
Sales	$9,643,695	$9,956,572	$47,194,243	$14,673,425	$13,281,453
Cost of goods sold:
Product costs	3,668,155	3,655,583	19,522,599	5,636,065	5,545,929
Product royalties	1,282,850	1,350,721	6,800,022	1,871,471	1,687,480
Freight	764,023	508,781	2,017,365	778,752	913,127
Other	20,087	802,014	1,666,324	306,681	308,551
Fulfillment and merchant services	482,013	902,490	968,499	337,150	465,120
Indirect labor	91,885	151,568	134,761	57,233	58,982
Total cost of goods sold	6,309,013	7,371,157	31,109,570	8,987,352	8,979,189
Gross profit	3,334,682	2,585,415	16,084,673	5,686,073	4,302,264
Marketing expense:
Marketing, sales and advertising	868,548	589,799	1,476,061	391,637	425,639
Web site development	443,212	590,053	—	(96,243)	27,459
Customer service	70,603	77,802	184,027	55,664	72,697
Total marketing expense	1,382,363	1,257,654	1,660,088	351,058	525,795
Operating expense:
Payroll and related benefits	1,451,732	1,865,910	4,544,137	1,428,478	1,273,253
Professional fees	84,539	791,511	1,734,681	680,041	514,222
Travel and entertainment	195,905	306,072	450,563	201,425	141,378
Office expense	160,559	179,461	327,687	117,817	290,640
Product development	454,261	659,129	382,398	149,867	186,855
Bad debt expense	102,440	48,642	265,261	14,048	557,880
Postage and delivery	44,884	64,352	112,993	80,732	54,355
Proofs and samples	37,684	33,711	44,279	83,083	5,153
Web site hosting	136,060	123,395	55,450	(28,293)	40,784
Other expenses	45,103	75,856	43,979	27,702	56,454
Total operating expense	2,713,167	4,148,039	7,961,428	2,754,900	3,120,974
Total marketing and operating expense	4,095,530	5,405,693	9,621,516	3,105,958	3,646,769
Income (loss) from operations	(760,848)	(2,820,278)	6,463,157	2,580,115	655,495
Other income (expense)	(330,559)	(895,317)	(472,304)	(785,617)	(573,106)
Income (loss) before income taxes	(1,091,407)	(3,715,595)	5,990,853	1,794,498	82,389

Six months ended June 30, 2006, compared to six months ended June 30, 2005

Sales

Master Replicas’ sales are equal to its gross sales less discounts and reserves for returns and warranties. Total sales were $13.3 million in the six months ended June 30, 2006, a 9% decrease from $14.7 million for the six months ended June 30, 2005. The decrease was due primarily to the fact that a Star Wars movie was released in the 2005 and the popularity of Master Replicas’ Star Wars light saber product during the year of a movie release.

Master Replicas had a product warranty reserve of $744,000 for the six months ended June 30, 2006, a 35% increase from the $551,000 reserve for the six months ended June 30, 2005, each of which reduced sales in the applicable period. This increase in reserve was due primarily to larger inventories of FX light sabers during the first six months of 2006. The reserve is based on estimates of future costs associated with fulfilling Master Replicas’ warranty obligations. The estimates are derived from historical warranty claim experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimate used will change within the near term.

Cost of Goods Sold

Cost of goods sold are primarily manufacturing, freight, fulfillment costs and royalties. Cost of goods sold remained flat at $9.0 million in the six months ended June 30, 2006 and the six months ended June 30, 2005. Cost of goods sold as a percentage of sales increased to 68% in the six months ended June 30, 2006 from 61% in the six months ended June 30, 2005. The reason for this increase in cost of goods sold as a percentage of sales is that Master Replicas sold off inventory of excess FX light saber inventory at reduced prices during the first half of 2006.

Marketing Expenses

Master Replicas’ marketing expenses consist of expenses associated with the advertising and promotion of its products and development of its Web site. Marketing expenses increased to $526,000 in the six months ended June 30, 2006, a 50% increase from $351,000 for the six months ended June 30, 2005. Advertising and promotion expenses for the six months ended June 30, 2006 and the six months ended June 30, 2005 were $399,000 and $313,000, respectively. Web site related expenses for the six months ended June 30, 2006 and the six months ended June 30, 2005 were $27,000 and ($96,000), respectively, with the 2005 period reflecting a one-time reversal of Web site expense as a result of a settlement agreement Master Replicas entered into with its former Web site provider when it terminated that provider.

Operating Expenses

Master Replicas’ operating expenses consist mainly of employee payroll, professional fees, travel and entertainment, office expense, product development and bad debt expense. Master Replicas’ operating expenses increased to $3.1 million in the six months ended June 30, 2006, a 13% increase from $2.8 million for the six months ended June 30, 2005. The increase was primarily attributable to additional headcount and $543,000 of additional bad debt charges in the 2006 period due to Master Replicas’ Canadian distributor filing for bankruptcy and six months of Master Replicas’ Hong Kong office expense in 2006 versus three months in 2005. This increase in operating expenses was partially offset by a drop in general and administrative expenses due to a lower bonus accrual and decreases in professional fees in the 2006 period as compared to the 2005 period.

Other Income (Expense)

Other expense for the six months ended June 30, 2006 was $575,000, a 27% decrease compared to the six months ended June 30, 2005. Tooling amortization decreased in the six months ended June 30, 2006 by $250,000 reflecting the write off old tooling during the six months ended June 30, 2005. Inventory financing fees also decreased  by $90,000 in the six months ended June 30, 2006. These decreases were partially offset by merger-related expenses incurred in 2006 of $210,000.

Year ended December 31, 2005 compared to year ended December 31, 2004

Sales

Sales were $47.2 million in 2005, a 374% increase from $10 million in the prior year. The increase from 2005 as compared to 2004 was due primarily to the fact that a Star Wars movie was released in 2005, the popularity of the Master Replicas Star Wars light saber product, and sales of Master Replicas’ Disney products. Master Replicas made a product warranty reserve of $568,840 in 2005 and $45,727 in 2004, each of which reduced sales for the applicable year.

Cost of Goods Sold

Cost of goods sold for 2005 was $31.1 million, a 322% increase from $7.4 million in 2004. This increase was due primarily to increased sales of Master Replicas’ products. Cost of goods sold as a percentage of sales declined from 74% in 2004 to 65% in 2005 due to a new product evaluation procedures and better control over manufacturing costs.

Marketing Expenses

Marketing expenses for 2005 were $1.7 million, a 32% increase from $1.3 million in 2004. Advertising expenses for 2005 and 2004 were $443,331 and $168,432, respectively. The increase in marketing expense was attributable primarily to advertising and promotional expenses surrounding the Star Wars movie and increased customer service expense due to increased sales volume in 2005.

Operating Expenses

Operating expenses were $8.0 million in 2005, a 92% increase from $4.1 million in 2004. This increase was attributable to $850,000 in additional payroll expense due to increased headcount, approximately $1.8 million for the Master Replicas’ profit-based bonus plan and $900,000 in increased professional fees to support increased sales, increased administrative expenses to support sales volume and increased office expense due to opening of the Master Replicas Hong Kong office. These increases were offset in part by decreased product development expense due to increased use of consultants and decreased web site hosting fees due to change in website provider.

Other Income (Expense)

Other expense was $472,000 in 2005 and $895,000 in 2004. The decrease was primarily due to the write-off of obsolete inventory and capitalized costs associated with the development of Master Replicas’ previous Web site in 2005. This was offset in part by higher financing fees in 2005 due to use of inventory financing, and increased amortization expenses in 2005 due to development of our new website and other expenses that Master Replicas capitalized in 2005.

Year ended December 31, 2004 compared to year ended December  31, 2003

Sales

Total sales were $10.0 million in 2004, a slight increase from 2003 sales of $9.6 million. Although Master Replicas had projected significantly increased sales in 2004, delayed product delivery dates and product quality issues kept sales flat. Master Replicas made a product warranty reserve of $46,000 in 2004 and $157,000 in 2003, each of which reduced sales for the applicable year.

Cost of Goods Sold

Cost of goods sold for 2004 was $7.4 million, a 17% increase from $6.3 million in 2003. This increase was due primarily to a change in amortization of tooling cost. In 2003, tooling was amortized over the life of the related license which was generally two to three years, and in 2004 tooling was amortized over one year.

Marketing Expenses

Marketing expenses for 2004 decreased to $1.3 million, or 9%, from $1.4 million in 2003. Advertising expenses for 2004 and 2003 are $168,000 and $103,000, respectively. The decrease in marketing expense was attributable primarily to reduced spending on direct marketing in 2004.

Operating Expenses

Operating expenses for 2004 were $4.1 million, an increase of 53% from $2.7 million in 2003. This increase was due primarily to approximately $400,000 due to increased headcount and resulting payroll expense and approximately $710,000 in increased professional fees.

Other Income (Expense)

Other expense was $895,000 in 2004 and $331,000 in 2003. The increase was due primarily to increased amortization related to change in tooling lives, the write off of the previous Company website capitalized development costs and the write down of obsolete inventory in 2005.

Liquidity and Capital Resources

Master Replicas has met its short-term liquidity needs and its capital requirements since inception with cash generated from operations, borrowings from its line of credit, trade credits, existing cash balances, inventory financing and sales of equity and debt securities in private placements.

Net cash provided by operating activities was $3.2 million for 2005 as compared to net cash used by operating activities of $2.0 million for 2004. Fiscal 2005 net cash provided by operating activities increased by $5.2 million compared to 2004, which was due in part to the increase in operating income.

Net cash used by operating activities was $2.0 million for 2004 as compared to $1.2 million for 2003. The increase in net cash used between 2004 and 2003 was due to the increase in net loss between 2004 and 2003.

Net cash used by investment activities totaled $717,000 as compared to $1.2 million  for 2004 and $579,000 for 2003. The increase in cash used by investment activities was due primarily to increased investment in tooling in 2004, which again decreased in 2005, and deposits paid for materials in 2004.

Net cash provided by financing activities totaled $3.7 million in 2004, which was due to the net proceeds from the sale of Master Replicas convertible notes in 2004 that converted into Master Replicas Series B preferred stock in February 2005. Additional net cash provided by financing activities was $1.2 million in 2005. The proceeds from the sale of these convertible notes were used for working capital purposes.

Net cash provided by financing activities totaled $1.6 million for 2003, which was due to the net proceeds from the sale of Master Replicas convertible notes in June 2003 that converted into Master Replicas Series A preferred stock in May 2004 and Master Replicas convertible notes in February 2004 that converted into Master Replicas Series A preferred stock in May 2004. The proceeds from the sale of these notes were used for funding working capital and tooling costs.

In May 2006, Master Replicas entered into an agreement with Ropart Asset Management Group to borrow $2 million at an interest rate of 18% per annum, due November 2006. Master Replicas has two other notes payable to affiliates of Ropart Asset Management. The first note, in the principal amount of $600,000, accrues interest at a rate of 13% per annum and is due in May 2009. One third of the outstanding principal balance of this note, together with interest thereon, is due in 2007. The second note, in the principal amount of $265,000, accrues interest at a rate of 13% per annum and is due in May 2009. One third of the outstanding principal balance of this note, together with interest thereon, is due in 2007. Borrowings under the Ropart notes are secured by all assets of Master Replicas, including Master Replicas’ inventory, accounts receivable and other assets.

Master Replicas believes that cash flows from operating activities, funds available under its credit facility, funds from the proposed private placement and arrangements with suppliers will be adequate to fund its presently anticipated working capital requirements for the foreseeable future. Master Replicas anticipates that its capital expenditures will not exceed $2.0 million for the next 12 months. Capital expenditures over the next 12 months are expected to include investment in tooling expense and upgrades to the Master Replicas Web site.

At June 30, 2006, Master Replicas had cash and cash equivalents of approximately $2.3 million.

Commercial Commitments

The table below presents Master Replicas’ significant commercial credit facilities and their associated expiration dates as of December  31, 2005. In May 2006, Master Replicas entered into an agreement with Ropart Asset Management Group to borrow $2 million at an interest rate of 18% per annum, due November 2006.

Maximum Amount of Commitment Expiration per Period

Maximum Commercial Commitments	Less than 1 Year	1-4 Years	Total Amount Committed

Note to Ropart Asset Management Group	$2,000,000	$—	$2,000,000
Note to Ropart Asset Management Fund, LLC	$—	$600,000	$600,000
Note to Ropart Asset Management Fund, LLC	$—	$265,000	$265,000
Total commercial commitment	$2,000,000	$865,000	$2,865,000

Contractual Obligations

The following table below presents Master Replicas’ significant contractual obligations at December 31, 2005.

Contractual Obligations	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total

Operating leases	$210,630	$24,058	$0	$0	$234,688
Total contractual obligations	$210,630	$24.058	$0	$0	$234,688

Quantitative and Qualitative Disclosure About Market Risk

Master Replicas is exposed to market risks, which include foreign exchange rates. Master Replicas does not engage in financial transactions for trading or speculative purposes.

Master Replicas’ market risk associated with foreign currency rates results from purchases made by Master Replicas from foreign vendors that are made in U.S. dollars. Master Replicas buys all of its raw materials, and has most of its products manufactured under contracts in U.S. dollars. Therefore, Master Replicas’ exposure to foreign currency exchange risk is minimal. Master Replicas does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial to its current business.

SELECTED FINANCIAL DATA OF CARDS

The following selected financial data should be read in conjunction with “Cards Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included in Annex C to this proxy statement. The financial data presented below and the financial statements included in Annex C were prepared by Cards in accordance with accounting principles generally accepted in the United Kingdom, not United States generally accepted accounting principles.

	Year ended July 31, 2005	Year ended July 31, 2006
	(unaudited)	(unaudited)
Statement of Operations Data:
Total net sales	£13,562,125	£14,143,834
Gross profit	1,995,125	1,838,085
Total selling, general and administrative expenses	2,464,910	2,700,622
Net loss	£(461,091)	£(780,546)

	Year ended July 31, 2005	Year ended July 31, 2006
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	1,539,067	—
Trade accounts receivable, net	2,880,037	1,676,952
Inventories	3,624,785	4,270,652
Total current assets	8,277,966	7,015,120
Total assets	8,484,540	7,170,725
Total current liabilities	7,489,074	6,955,805
Total liabilities	7,489,074	6,955,805
Total stockholders’ deficit	£(995,466)	£(214,920)

CARDS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following Cards Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Readers are cautioned that the forward-looking statements reflect Cards’ analysis only as of the date hereof, and neither we nor Cards assume any obligation to update these statements. Actual events or results may differ materially from the results discussed in or implied by the forward-looking statements. The following discussion should be read in conjunction with Cards’ financial statements and the related notes included as Annex C to this proxy statement.

Critical Accounting Policies and Estimates

Cards’ financial statements are based on accounting principles generally accepted in the United Kingdom which accord in all material respects with those which would apply in the United States, many of which require management to make significant estimates and assumptions (see Note 1 to the Cards financial statements attached to this proxy statement as Annex C). Cards believes that the following are some of the more critical judgment areas in the application of its accounting policies that currently affect its financial condition and results of operations.

Revenue Recognition

Cards recognizes revenues from sales of products when the product is shipped. Provisions for estimated product returns and warranty claims are provided as products are sold. Where product is sold on terms under which the customer may return unsold product, an estimate is made of the level of such returns, and only those deliveries which are not expected to give rise to returns are included as revenue. Where product is part of an in-store concession, the revenues are recognized only when the product is sold to the ultimate consumer.

Allowance for Doubtful Accounts

Cards’ accounts receivable are stated at the amount Cards management expects to collect from outstanding balances after bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. Cards’ management has determined that no additional allowance for doubtful accounts is necessary at July 31, 2006 and 2005. Bad debt expense occurs where no credit note has been issued to the customer. If a credit note has been raised to eliminate the invoice from the receivables ledger the expense is netted off within revenues.

Inventory

Inventories are stated at the lower of cost (specific identification) or market value using the first in, first out (“FIFO”) method of accounting. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

Tooling Costs

Tooling costs consist of the costs incurred to manufacture materials to produce replicas, such as molds or specialized tools. In 2006 and 2005, tooling costs are amortized over the estimated useful life, commencing at first production, and lasting for the anticipated life of the product, which is assumed to be one year. Amortization expense is included in cost of goods sold as a product cost.

Income and Corporation Taxes

Corporation tax, being the form of income tax payable on profits by United Kingdom resident corporations, is accrued based upon the profits chargeable to tax in each year. Where taxable losses arise, these are utilized to reduce existing or past tax burdens, and the liability to tax, or the tax recoverable adjusted accordingly. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for tax credits that are available to offset future taxes payable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United Kingdom requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Estimates

The allowance for doubtful accounts and allowance for product returns are all estimates based on information available to Cards management as of the date of the financial statements presented. Although Cards believes its allowance and reserves are sufficient, it is unknown at the financial statement date as to the reasonableness of such reserves.

Trends Affecting Net Sales

More than 50% of Cards’ revenues arise from distribution of products from other manufacturers, which four years ago represented the whole of Cards’ business. This proportion is falling as Cards’ own manufactured products under licenses from film and television brand owners has increased. Cards’ past experience indicates that peaks in sales volumes are caused by:

•

Years in which there are a large number of successful film releases, provided these also give rise to consumer interest in the associated collectible products;

•

The timing of product releases to coincide with the pre-Christmas peak retail period; or

•

The release of other extraordinarily successful products such as Pokemon, which dominated Cards’ sales during the periods prior to the year ended July 31, 2005.

Cards believes the film releases are likely to become more of a driver of sales as the proportion of Cards-manufactured products increases.

Neither of the two years ended July 31, 2006 included significant contribution from these factors. The year ended July 31, 2005 did benefit from one month of sales in respect of Star Wars Episode III products and the year ended July 31, 2006 further benefited from strong sales of Star Wars Episode III products during late 2005.

Cards’ operating results in fiscal 2005 were adversely impacted by losses on the supply of £1.5million of products to a major customer. These sales were made pursuant to a block supply agreement for products sourced on that customer’s behalf. The product was discovered to be unsaleable and the product was returned to Cards. It could not be resold. This gave rise to operating losses of £470,000. Contracts of that type are no longer undertaken by Cards.

The results for the year ended July 31, 2006 were adversely impacted by the following:

•

Further losses on the block supply agreement of £84,000;

•

An exceptional stock write-off of £307,000 relating to older, potentially discontinued lines;

•

A relatively high incidence of potential bad debts due to poor retail conditions, which cost £185,000, together with a range of credit notes in respect of recovered inventories that have been properly netted off in turnover;

•

Air freighting costs relating to key products that, with better planned lead times, would be unnecessary, saving some £300,000 over a year;

•

Professional fees include £127,000 in relation to transaction-related and other work of a non-recurrent nature; and

•

A one-time marketing campaign with a National newspaper which cost £100,000.

Results of Operations

The following is a summary of Cards’ statement of operations for the years ended July 31, 2006 and 2005, which are derived from the unaudited financial statements of Cards included in Annex C to this proxy statement. All amounts below are presented in British pounds. As of November 10, 2006, the exchange rate was approximately 1.91 United States dollars per British pound.

	Year Ended July 31, 2006	Year Ended July 31, 2005

	(Unaudited, in £)
Gross sales	14,164,559	13,679,801
Total gross sales	14,164,559	13,679,801
Sales adjustments	20,725	27,676
Total net sales	14,143,834	13,652,125
Cost of goods sold
Prime cost	11,603,040	10,919,841
Variable costs	623,055	668,002
Depreciation	79,654	69,157
Cost of goods sold	12,305,749	11,657,000
Gross profit	1,838,085	1,995,125
Selling expenses
Advertising and exhibitions	415,770	435,707
Distribution	200,420	124,934
Selling expenses	158,385	148,023
Selling expenses	774,575	708,664

	Year Ended July 31, 2006	Year Ended July 31, 2005

	(Unaudited, in £)
General and administrative expenses
Staff costs	1,064,811	1,141,645
Travel	101,727	94,057
Office costs	119,711	111,476
Postage	56,197	41,550
Telecommunications	14,382	12,558
Other operating overheads	237,969	275,625
Bad debts	185,030	—
Insurance	35,216	34,717
Bank charges	22,413	13,641
Design and development	88,591	30,977
General and administrative expenses	1,926,047	1,756,246
Operating (loss)	(862,537)	(469,785)
Other income (expenses)
Finance charges	(289,726)	(132,005)
Currency revaluation	37,197	(7,779)
(Loss) before income taxes	(1,115,066)	(609,569)
Income tax income (expense)	334,520	148,478
Net loss	(780,546)	(461,091)

Net Sales

Cards’ net sales are equal to its gross sales less discounts and reserves for returns and warranties. Total sales were £14.1 million in the year ended July 31, 2006, a 3% increase from £13.7 million for the year ended July 31, 2005. The increase was due primarily to general growth and, in particular, increased distribution of Master Replicas products in the period August to December 2005.

Cards had two major customers, Toys-R-Us and Comag, which accounted for 36% of accounts receivable at July 31, 2006. The same two customers accounted for 30% of accounts receivable at July 31, 2005. Toys-R-Us accounted for 16.4% of the sales for the year ended July 31, 2006.

Sales made direct to consumers are modest, at less than 10% of total net sales. Remaining sales were made to:

•

U.K. and European mass market retailers;

•

Predominately European wholesalers; and

•

Small independent U.K. retailers.

During fiscal 2006, net sales to U.K. customers as a proportion of total net sales fell to about 70% from over 80% in fiscal 2005. This was largely due to the stagnant U.K. retail situation as against growth in European sales.

Cost of Goods Sold

Cost of goods sold are primarily the cost of product, freight inwards and outwards, fulfillment costs and royalties. Cost of goods sold for the year ended July 31, 2006 were £12.3 million, a 5.6% increase from £11.66 million for the year ended July 31, 2005. Cost of goods sold as a percentage of sales increased to 87% in the year ended July 31, 2006 from 85% in the year ended July 31, 2005. The increase was attributable primarily to an increase in the use of air freight.

Selling Expenses

Cards’ selling expenses consist of expenses associated with the advertising and promotion of its products, warehousing costs and commissions payable. Selling expenses increased to £775,000 in the year ended July 31, 2006, a 9% increase from £709,000 for the year ended July 31, 2005. The increase of £66,000 is attributable primarily to warehousing costs which increased from £124,934 to £200,420 as a result of increased warehousing space being taken by Cards.

General and Administrative Expenses

Cards’ general and administrative expenses consist of all other operating overhead expenses, including staff, travel, design and development and bad debt expense. They increased to £1.93 million in the year ended July 31, 2006, a 9% increase from £1.76 million for the year ended July 31, 2005. This increase was primarily attributable to a bad debt charge of £185,000 arising from difficult market conditions. Staff costs have decreased from £1,142,000 in the year ended July 31, 2005 to £1,065,000 in fiscal 2005. This reflects that Darren Epstein did not take remuneration in year ended July 31, 2006 compared to £139,000 in the year ended July 31, 2005, offset by an increase in headcount.

Other Income (Expense)

Other income (expense) for the year ended July 31, 2006 was £252,000, as compared to £140,000 for the year ended July 31, 2005. The increase was due primarily to increased bank interest charges on Cards’ various bank facilities.

Income Tax Receivable

Income tax receivable for the year ended July 31, 2006 was £335,000, as compared to £148,000 for the year ended July 31, 2006. The increase was due to additional losses incurred in fiscal 2006.

Liquidity and Capital Resources

Cards has met its short-term liquidity needs and its capital requirements since inception with reinvestment of profits and, over the last four years, with Bank borrowings in the form of a confidential invoice discounting facility, short term loans and overdraft facilities.

Cards used £1.6 million in operating activities during the year ended July 31, 2006, which was due primarily to a £781,000 net loss for the year and a decrease in receivables, and decreases in payables together with movements in other working capital balances.

Cards used £29,000 in investing activities during the year ended July 31, 2006, primarily for the purchase of various office and warehouse equipment.

Cards used £760,000 in financing activities during the year ended July 31, 2006, primarily due to £1.2 million net movement in short-term borrowings, offset by the repayment of £2.0 million of short-term borrowings and £5,000 in repayment of capital leases.

Cards’ credit terms are agreed on a customer by customer basis. Typically Cards recovers receivables in approximately 70 days.

As a stand-alone entity, Cards would need to raise substantial additional capital to fund its operations. As of July 31, 2006, Cards had no cash or cash equivalents and £1.7 million in net trade accounts receivable. However, Corgi believes that the combined company’s cash flows from operating activities, funds available under its credit facilities, funds from the proposed private placement and arrangements with suppliers will be adequate to fund the combined company’s presently anticipated working capital requirements for the foreseeable future.

Contractual Obligations

The following table below presents Cards’ significant contractual obligations at July 31, 2006 (£ in thousands).

Contractual Obligations	Less than 1 Year	1-3 Years	4-5 Years	After 5 years	Total

Operating leases – land and buildings	247	442	309	108	1,106
Total contractual obligations	247	442	309	108	1,106

Quantitative and Qualitative Disclosure About Market Risk

Cards is exposed to market risks, which include foreign exchange rates. Cards does not engage in financial transactions for trading or speculative purposes. Cards primary trading currency as determined by revenues is British Pounds with a smaller element denominated in Euros.

Cards’ market risk associated with foreign currency rates results from purchases made by Cards from foreign vendors that are predominately made in US Dollars and sales made in Euros. Cards has most of its products manufactured under contracts in US Dollars. If the US Dollar rises steadily the currency difference would normally be able to be passed onto customers, hence in times of relative stable currencies exposure to currency risks is modest. Cards does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial to its current business.

DIRECTORS AND EXECUTIVE OFFICERS OF CORGI
FOLLOWING THE MERGER

Board of Directors

Upon the completion of the acquisition and the merger, we expect the Board of Corgi to be comprised of the following individuals:

Name	Position

Carrick John Clough	Chairman of the Board
Michael Cookson	Chief Executive Officer
Darren Epstein	Executive Vice President and Director
Charles McGettigan	Director
Daniel Widdicombe	Director

We also expect that one additional director, who will be “independent” within the meaning of the Section 10A-3 of the Securities Exchange Act of 1934 and the listing standards of the Nasdaq Stock Market, will join the Board prior to the closing of the merger. Such director has not yet been identified.

Carrick John Clough, Chairman of the Board. John Clough joined the Board in December 2004. Mr. Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company’s audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world’s leading direct investment firms. In the past, Mr. Clough has served on the boards of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as director and chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough’s experience includes working as a consultant in the areas of ERP and Finance in the U.K. and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute. Mr. Clough is a resident and citizen of New Zealand.

Michael Cookson, Chief Executive Officer. Michael Cookson is expected to be the chief executive officer of the combined entity. Mr. Cookson has been the chief executive officer of Master Replicas since August 2004. He co-founded Master Replicas in 2002 and has served as Chairman of Master Replicas since 2002. Since 2003, Mr. Cookson has also served as the chairman of Tommy’s Margaritas Inc., a margarita mix company. During 2001, Mr. Cookson served as non-executive chairman of Get Real Girl Inc., a toy company. From 1997 to 1999, he executed a turnaround as chief executive officer of Wham-O, Inc., a toy company. Mr. Cookson has led the development of several new companies, including Aviva Sports, a children’s athletic equipment company sold to Mattel, Wild Planet, a children’s adventure toy company, and Sportslab Inc., a traveling interactive sports concept company. Previously, Mr. Cookson served as the Assistant Treasurer, International at Raychem Company. Mr. Cookson holds a Masters of Science in Business degree from Stanford University’s Graduate School of Business and a B.S from Pomona College. Mr. Cookson is a resident and citizen of the United States.

Darren Epstein, Executive Vice President and Director. Darren Epstein is expected to be an executive vice president of the combined entity. Prior to the merger, since 1989, Mr. Epstein has been the sole director and major shareholder of Cards, a business he started as a teenager working out of his parents’ home. He won the Watford and North London Business Award as leading Entrepreneur in 2003. In 2004 he was nominated for the Ernst and Young Entrepreneur of the Year Award, and in 2005 he received Ernst and Young Entrepreneur of the Year Award for Consumer Products. Mr. Epstein is a resident and citizen of the United Kingdom.

Charles McGettigan, Director. Charles McGettigan joined the Board in April 2006. Since 1988, Mr. McGettigan has served as a principal of McGettigan, Wick & Co., an investment banking firm co-founded by Mr. McGettigan. In addition, since 1991, Mr. McGettigan has served as a principal of Proactive Partners, L.P., a merchant banking fund specializing in investments in small public companies, which Mr. McGettigan also co-founded. Previously, Mr. McGettigan worked in corporate finance at Blyth Eastman Dillon in New York and San Francisco; Dillon, Read & Co. (San Francisco); Woodman, Kirkpatrick, & Gilbreath, and Hambrecht & Quist. Mr. McGettigan has served on the boards of directors of numerous small companies, and currently serves on the boards of directors of Cuisine Solutions, Inc., Modtech, Inc., Onsite Energy Corporation and Tanknology, Inc. He serves as the chairman of the board of Modtech, Onsite and Tanknology. Mr. McGettigan received a Bachelor’s degree from Georgetown University and a Master’s degree in Business Administration from the Wharton School at the University of Pennsylvania. Mr. McGettigan is a resident and citizen of the United States.

Daniel Widdicombe, Director. Daniel Widdicombe joined the Board in December 2004. Mr. Widdicombe served as Chief Financial Officer for Chinadotcom Corporation from late 2000 until mid 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese from Edinburgh University. Mr. Widdicombe is a resident and citizen of the United Kingdom.

Executive Officers

Upon the completion of the acquisition and the merger, we expect the executive officers of the combined company who are not also directors of the company to be as follows:

Name	Position

Jennifer Klatt	Chief Financial Officer
David Nicklin	Chief Marketing Officer
David Turner	Managing Director, U.K.
Cynthia Chan	Internal Audit Director, Hong Kong
Trevor Hayes	Vice President of Global Product Development
David Davenport	General Manager U.S.

Jennifer Klatt, Chief Financial Officer. Jennifer Klatt is the expected to be the chief financial officer of the combined entity. Since October 2004, Ms. Klatt has served as the chief financial officer of Master Replicas. From January 2000 to March 2004, Ms. Klatt served as chief financial officer of Ellie Mae, Inc., a company that offers electronic tools to the mortgage industry. Ms. Klatt holds a bachelor of science, accounting and finance from University of California, Berkeley and an MBA from Golden Gate University. Ms. Klatt is a resident and citizen of the United States.

David Nicklin, Chief Marketing Officer. Mr. Nicklin is the expected to be the chief marketing officer of combined entity following the merger. Since September 2006, Mr. Nicklin has served as the chief marketing officer of Master Replicas. From 2003 through 2006, Mr. Nicklin served as chief marketing officer and senior vice president, licensed brands of Eneso Group Inc., a home décor and gift company. Prior to that, Mr. Nicklin served as director of sales and marketing of The Walt Disney Company, Disney Consumer Products from 2001-2003. Mr Nicklin is a resident and citizen of the United States.

David Turner, Managing Director, U.K. David Turner joined Corgi in June 2004 as Managing Director Europe. From January 1999 to May 2004, Mr. Turner was a Senior Partner in GTN, a U.K.-based European management consulting business. From April 1995 to June 1997, Mr. Turner served as Managing Director of Tyco Toys’ U.K. business. From 1982, Mr. Turner has held various other senior positions within the toy industry. Mr. Turner is a resident and citizen of the U.K.

Cynthia Chan, Internal Audit Director, Hong Kong. Cynthia Chan joined Corgi as Internal Audit Director in February 2005. From June 2002 to February 2005, Ms. Chan served as Internal Audit Manager of Defond Electrical Industries Limited, a supplier of switches and electronics. From November 2000 to May 2002, Ms. Chan served as Regional Financial Analyst at Exxon Chemical International Asia Limited, a supplier of petrochemicals. Ms. Chan began her career as an external auditor with KPMG, an auditing firm, in 1995. Ms. Chan is a member of the American Institute of Certified Public Accountants. Ms. Chan received a Master’s degree of Business Administration from City University in the United Kingdom and a Bachelor’s degree of Business Administration from the Chinese University of Hong Kong. Ms. Chan is a resident and citizen of Hong Kong.

Trevor Hayes, Vice President of Global Product Development. Trevor Hayes joined Corgi in May 2003 as Vice President of Global Product Development. From 1999 to 2003, Mr. Hayes worked for Mattel, a toy company, in the U.S. as Director and later Vice President of Matchbox design and from 1990 to 1999 for Mattel Europe as Director of Design and Development. From 1984 to 1990, Mr. Hayes was Director of Design & Development - U.K. at Corgi. Prior to 1984, Mr. Hayes held a variety of positions in design and development at Matchbox Toys U.K.

from 1964 to 1984. Mr. Hayes received a Bachelor’s degree in Industrial Management from Danbury College in Essex. Mr. Hayes is a resident and citizen of the U.K.

David Davenport, General Manager U.S. David Davenport joined Corgi in December 2004 as General Manager, the Americas, for Corgi-U.S. From 2000 to 2004, Mr. Davenport was President of Hasbro Canada Corporation, a toy company. From May 1993 to August 1996, Mr. Davenport was Senior Vice President, Marketing for The Ertl Company, a consumer products firm that retails promotional toys, collectibles, model kits and hobby products. Mr. Davenport is a resident and citizen of the United States.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The parties have structured the merger with the intention that it qualify as a reorganization as defined by Section 368(a) of the Code. The parties intend to report the merger as a reorganization and as a transaction that is not subject to Section 367(a)(1) of the Code for all tax purposes. Neither Master Replicas nor Corgi has requested or will request an advance ruling from the Internal Revenue Service (the “IRS”) as to the tax consequences of the merger or as to the applicability of Section 367(a)(1). The IRS may take different positions concerning the tax consequences of the merger than those stated below and such positions could be sustained.

If the merger qualifies as a “reorganization” under the Code and Section 367(a)(1) does not apply, Master Replicas stockholders who do not exercise appraisal rights should not recognize gain or loss as a result of the receipt of Corgi stock pursuant to the merger. A Master Replicas stockholder’s aggregate tax basis in the Corgi stock received should equal such stockholder’s aggregate tax basis in the shares of Master Replicas stock surrendered in the merger. A Master Replicas stockholder’s holding period for the Corgi Shares received will include the period during which such stockholder held his or her Master Replicas stock.

If the merger does not qualify as a “reorganization,” a Master Replicas stockholder will recognize gain or loss on the difference between (a) the fair market value, at the time of the merger, of the Corgi stock  received in the merger and (b) the stockholder’s tax basis in the Master Replicas stock surrendered in the merger. Any gain or loss will be capital gain or loss provided that the Master Replicas stock so surrendered constituted a capital asset at the time of the merger. A Master Replicas stockholder’s tax basis in Corgi shares received in the merger will equal the fair market value of the Corgi shares on the date of their receipt. A Master Replicas stockholder’s holding period for such Corgi shares will begin on the day after the merger.

Even if the merger qualifies as a “reorganization,” if Section 367(a)(1) applies to the conversion of Master Replicas shares into Corgi stock pursuant to the merger, Master Replicas Stockholders who are U.S. persons will be required to recognize gain, but not loss, for United States federal income tax purposes. The regulations under Section 367 provide an exception for transfers of stock of a U.S. corporation, such as Master Replicas, to a foreign corporation, such as Corgi, provided that certain conditions are satisfied. Master Replicas and Corgi believe that these requirements will be satisfied. If a Master Replicas shareholder is a U.S. person who is a “five-percent transferee shareholder” (as such term is defined in Section 1.367(a)-3 of the Treasury Regulations), an additional condition to such shareholder not recognizing gain is that the shareholder enter into a five-year gain recognition agreement with the IRS to recognize gain with respect to its Master Replicas shares if certain trigger events occur.

Under the gain recognition agreement, if Corgi disposes of the stock of Master Replicas or is deemed to have disposed of the Master Replicas stock prior to the close of the fifth full taxable year following the close of the taxable year of the merger, a shareholder entering into the gain recognition agreement is required to file an amended return for the year of the merger and recognize gain on the shareholder’s converted Master Replicas shares. The gain recognition agreement provides that the shareholder may elect to treat any resulting gain as gain in the year of the triggering event, rather that the year of the merger. If additional taxes are required to be paid, then interest will also be required to be paid. As part of the gain recognition agreement, the shareholder is required to enter into a consent to extent the time to assess tax under the gain recognition agreement to the eighth full taxable year following the year of the merger. Additionally, the shareholder must agree to file with its income tax return for each of the five full taxable years following the taxable year of the merger a certification as to whether the Master Replicas shares have been disposed of by Corgi in a transaction that is considered a triggering event under the gain recognition agreement.

Under the indemnification agreement between Master Replicas stockholders and Corgi, Corgi is required to indemnify Master Replicas stockholders against U.S. federal and state and local income taxes, interest and penalties

(a “Tax Loss”) resulting from (i) failure of the merger to constitute a “reorganization,” (ii) application of Section 367(a)(1) to the conversion of Master Replicas shares into Corgi stock and (iii) in the case of Master Replicas stockholders who enter into gain recognition agreements, a disposition or deemed disposition of the converted Master Replicas shares (collectively, an “Indemnity Trigger Event”). For purposes of calculating the amount of any Tax Loss to a Master Replicas stockholder upon an Indemnity Trigger Event and any tax savings of a Master Replicas stockholder resulting from a Tax Loss, the Indemnification Agreements makes certain assumptions which may or may not reflect the actual tax loss and/or tax savings. Additionally, Corgi is given certain contest rights if the IRS were to propose and adjustment that could result in a Tax Loss. In the event that a Master Replicas stockholder later realizes a tax savings as a result of a Tax Loss, the Master Replicas stockholder is required to make a payment to Corgi equal to such tax savings.

SUMMARY OF AMENDED AND RESTATED 1997 EQUITY INCENTIVE PLAN

The following is a summary of the provisions of the Plan as amended and restated. References in the summary to Plan are to such plan as amended. If the amendment is not approved, the Plan will continue in effect under the present terms.

General

The Plan provides for, in the case of U.S. persons, incentive stock options, nonstatutory stock options and share bonuses. For non-U.S. persons, awards granted under the Plan will be only nonstatutory stock options and share bonuses. Incentive stock options granted under the Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, hereinafter referred to as the Code, and the regulations promulgated thereunder. Nonstatutory stock options granted under the Plan are intended not to qualify as incentive stock options under the Code. See “Federal Income Tax Information” for a discussion of the tax treatment of incentive and nonstatutory stock options.

Purpose

The Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants of Corgi and its subsidiaries and to promote the success of Corgi’s business.

Forms of Benefit

The Plan provides for incentive stock options, nonstatutory stock options and share bonuses, collectively referred to as share awards.

Administration

The Plan is administered by the Board unless and until the Board delegates administration to a committee composed of two or more Board members, all of the members of which committee may be non-employee directors (as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and may also be, in the discretion of the Board, outside directors (as defined under the Code). If administration is delegated to a committee, such committee will have, in connection with the administration of the Plan, the powers possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board or the committee may delegate to a subcommittee the authority to grant share awards to eligible persons. The Board may abolish a committee or subcommittee at any time and revest in the Board the administration of the Plan. The Board has delegated the administration of the Plan to the Compensation Committee. References to the Board include the Compensation Committee.

The Board has the power to determine from time to time which of the persons eligible under the Plan shall be granted awards, the type of awards to be granted, when and how each award shall be granted, to construe and interpret the Plan and awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board may correct any defect in the Plan or in any award agreement to make the Plan fully effective.

Shares Subject to the Plan

The maximum aggregate number of shares that may be awarded under the Plan is currently 1,233,057 shares, of which options to purchase 1,199,981 shares are currently outstanding. The amendment to the Plan will increase the maximum aggregate number of shares that may be awarded under the Plan to 9,449,981 shares as of the closing of the merger, subject to certain adjustments upon changes in capitalization. The shares may be authorized but unissued. If options granted under the Plan expire or become unexercisable without having been exercised in full, or are surrendered pursuant to an option exchange program, the unpurchased shares that were subject thereto shall become available for future award or sale under the Plan (unless the Plan has terminated). Shares that have been issued under the Plan shall not be returned to, or become available for future distribution under, the Plan except for unvested shares repurchased by the Company at their original purchase price and subject to compliance with Hong Kong law.

Eligibility

Incentive stock options may be granted under the Plan only to U.S. employees of the Company or any parent or subsidiary of the Company. Nonstatutory stock options and share bonuses may be granted only to employees, directors or consultants.

No person is eligible for the grant of an incentive stock option if, at the time of grant, such person owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company unless the exercise price of such option is at least 110% of the fair market value per share subject to the option at the date of grant and the option is not exercisable after the expiration of five years from the date of grant. The maximum share awards that a person may be granted in any calendar year is equal to 100% of the shares and or/ADSs available for issuance under the Plan.

Term and Termination

No option is exercisable after the expiration of ten years from the date it was granted.

In the event an optionee’s continuous status as an employee, director or consultant is terminated, the optionee may exercise his or her option (to the extent that the optionee was entitled to exercise it at the time of termination) but only within the earlier of (i) the date three months (or such other date as set forth in the option agreement) after the termination of the optionee’s continuous status as an employee, director or consultant, or (ii) the expiration of the term of the option as set forth in the option agreement.

An optionee’s option agreement may also provide that if the exercise of the option following the termination of the optionee’s continuous status as an employee, director, or consultant would result in liability under Section 16(b) of the Exchange Act, then the option shall terminate on the earlier of (i) the expiration of the term of the option set forth in the option agreement, or (ii) the tenth day after the last date on which such exercise would result in such liability under Section 16(b) of the Exchange Act. At this time, the Company is a “foreign private issuer” within the meaning of the Federal securities laws and, accordingly, Section 16 of the Exchange Act does not apply to the Company or its securities. An optionee’s option agreement may also provide that if the exercise of the option following the termination of the optionee’s continuous status as an employee, director or consultant (other than upon the optionee’s death or disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”) then the option shall terminate on the earlier of (i) the expiration of the term of the option as set forth in the immediately preceding paragraph, or (ii) the expiration of a period of three months after the termination of the optionee’s continuous status as an employee, director or consultant during which the exercise of the option would not be in violation of such registration requirements.

In the event an optionee’s continuous status as an employee, director or consultant terminates as a result of the optionee’s death or disability, the optionee (or such optionee’s estate, heirs or beneficiaries) may exercise his or her option, but only within the period ending on the earlier of (i) 12 months following such termination or (ii) the expiration of the term of the option as set forth in the option agreement.

Exercise/Purchase Price

The exercise price of incentive stock options under the Plan shall be no less than 100% of the fair market value per share on the date of grant; provided, however, the exercise price of incentive stock options granted to an employee of the Company, who at the time of the grant of such incentive stock options, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any parent or subsidiary, shall be no less than 110% of the fair market value per share on the date of grant, and the term of the option will not exceed five years from the date of grant. The exercise price of nonstatutory stock options under the Plan shall be no less than 100% of the fair market value per share on the date of grant.

Consideration

The exercise price of options granted under the Plan may be paid to the extent permitted by applicable statutes and regulations either (a) in cash (or check) at the time the option is exercised or (b) at the discretion of the Board, at the time of the grant of the option, (i) by delivery to the Company of other shares of the Company, (ii) according to a deferred payment or other arrangement subject to the terms of the Plan, or (iii) in any other form of legal consideration that may be acceptable to the Board.

Transferability

An incentive stock option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the incentive stock option is granted only by such person. A share bonus shall not be transferable except by will or by the laws of descent and distribution or pursuant to a domestic relations order. A nonstatutory stock option shall be transferable only to the extent specifically provided for in the option agreement evidencing the nonstatutory stock option, provided that if the nonstatutory stock option agreement does not provide for transferability, then the option is not transferable except by will or by the laws of descent and distribution or pursuant to a domestic relations order. An award holder may designate a beneficiary who may exercise his or her award after death.

Vesting

The total number of shares subject to an option may, but need not, be allotted in periodic installments. The option agreement may provide that from time to time during each of such installment periods, the option may become exercisable, or vest, with respect to some or all of the shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period and/or any prior period as to which the option became vested but was not fully exercised. The option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate.

Share bonuses granted under the Plan may, but need not, be subject to a repurchase option in favor of the Company, subject to compliance with Hong Kong law, in accordance with a vesting schedule determined by the Board.

Cancellation and Regrant

In the event of a decline in the fair market value of the shares, the Board may, at any time, replace one or more outstanding options with new options with a lower exercise price. To the extent required by Section 162(m), a repriced option is deemed canceled and a new option granted. Both the canceled and new options are counted toward the per-person share limitation.

Adjustments Upon Changes in Shares

If any change is made in the shares subject to the Plan, or subject to any share award, without receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, share split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the class(es) and maximum number of shares subject to the Plan, the maximum annual award applicable under the Plan and the class(es) and number of shares and price per share subject to outstanding share awards will be appropriately adjusted. Such adjustments shall be made by the Board or committee(s) delegated by the Board to administer the Plan and shall be final, binding and conclusive.

In the event of a merger, consolidation, liquidation, dissolution or the sale of substantially all of the Company’s assets or a reverse merger in which the Company is the surviving corporation (but the shares of the Company outstanding immediately preceding the merger are converted by virtue of the merger into other property), any surviving or acquiring corporation shall assume any share awards outstanding under the Plan or shall substitute similar awards for those outstanding under the Plan. In the event a surviving or acquiring corporation refuses to assume such share awards or substitute similar awards, then, with respect to share awards held by persons then performing services as employees, directors or consultants, the time during which such share awards may vest and be exercised shall be accelerated prior to completion of such transaction and such share awards shall be terminated if not exercised prior to such transaction.

Amendment to the Plan

The Board at any time, and from time to time, may amend the Plan. However, no amendment shall be effective unless approved by the shareholders of the Company, to the extent shareholder approval is necessary for the Incentive Plan to satisfy the requirements of Section 422 of the Code, to comply with the requirements of Rule 16b-3 of the Exchange Act or any Nasdaq or other securities exchange listing requirements or the laws of Hong Kong. The Board may in its sole discretion submit any other amendment to the Plan for shareholder approval.

Rights and obligations under any share award granted prior to an amendment to the Plan may not be impaired by any amendment without the prior written consent of the affected participant.

Termination or Suspension of the Plan

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate ten years from the date the amended and restated Plan is adopted by the Board, or November 14, 2016. No share awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Rights and obligations under any share award may not be impaired by suspension or termination of the Plan without the prior written consent of the affected participant.

Hong Kong Income Tax Information

Any gain realized by the exercise of a stock option or the receipt of a share bonus will be subject to salaries tax in Hong Kong. Salaries tax is a tax upon emoluments and benefits received by a person as a consequence of employment with, or holding an office with, a company. The current effective maximum rate of such taxation is 16%. The gain in respect of the exercise of an option is defined as the difference between the amount that a person might reasonably expect to obtain for itself in the open market at the time of the acquisition of the stock in question, and the value of the consideration given in respect of the exercise. Salaries tax is only chargeable where the source of such gain arising in or derived from Hong Kong. The source of gain is determined by reference to the source of the employee’s salary. Therefore, where an option is exercised or a share bonus is granted to an officer or an employee residing outside Hong Kong and who is not engaged under a Hong Kong contract of employment or Hong Kong contract of service, any gains derived therefrom should not be subject to salaries tax.

There is currently no tax charge in Hong Kong in respect of the grant of a stock option. In addition, there is currently no tax charge in Hong Kong in respect of any capital gain realized upon the subsequent sale of stock originally acquired pursuant to an option, except as mentioned above.

United States Federal Income Tax Information

Incentive Stock Options

Incentive stock options under the Plan are intended to be eligible for the favorable U.S. federal income tax treatment accorded “incentive stock options” under the Code.

There generally are no U.S. federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may give rise to or increase the optionee’s U.S. alternative minimum tax liability.

If an optionee holds shares acquired through exercise of an incentive stock option for at least two years from the date on which the option is granted and at least one year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such shares will be capital gain or loss. Generally, if the optionee disposes of the shares before the expiration of either of these holding periods, referred to herein as a disqualifying disposition, at the time of disposition, the optionee will recognize taxable ordinary income equal to the lesser of (a) the excess of the share’s fair market value on the date of exercise over the exercise price, or (b) the optionee’s actual gain, if any, on the purchase and sale of the optioned stock. The optionee’s additional gain, or any loss, upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on how long the shares were held. Capital gains currently are generally subject to lower tax rates than ordinary income. Slightly different rules may apply to optionees who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, the Company will generally be entitled (subject to the requirement of reasonableness, the provisions of Code Section 162(m) and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options

Nonstatutory stock options granted under the Plan generally have the following U.S. federal income tax consequences:

There are no tax consequences to the optionee or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the share’s fair market value on the date of exercise over the option exercise price. With respect to U.S. employees, the Company is generally required to withhold tax from regular wages or supplemental wage payments based on the ordinary income recognized. Upon disposition of the shares, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on how long the shares were held. Slightly different rules may apply to optionees who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Share Bonuses

Share bonuses granted under the Plan generally have the following U.S. federal income tax consequences:

Upon acquisition of the shares, the recipient normally will recognize taxable ordinary income equal to the excess of the share’s fair market value over the purchase price, if any. However, to the extent the shares are subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the recipient elects to be taxed on receipt of the shares. With respect to U.S. employees, the Company is generally required to withhold tax from regular wages or supplemental wage payments based on the ordinary income recognized. Upon disposition of the shares, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon acquisition (or vesting) of the shares. Such gain or loss will be long-term or short-term depending on how long the shares were held. Slightly different rules may apply to recipients who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitations on Company Deductions

Code Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain employees in a taxable year to the extent that compensation exceeds $1 million for a covered employee. It is possible that compensation attributable to share awards granted in the future under the Plan, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation, provided that the option is granted by a compensation committee comprised solely of “outside directors” and either: (i) the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the option is no less than the fair market value of the shares on the date of grant; or (ii) the option is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the option is approved by shareholders. Share bonuses qualify as performance-based compensation under these Treasury regulations only if: (i) the award is granted by a compensation committee comprised solely of “outside directors”; (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain; (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied; and (iv) prior to the granting (or exercisability) of the award, shareholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount (or formula used to calculate the amount) payable upon attainment of the performance goal).

THE REVERSE STOCK SPLIT

The following is a summary of certain tax considerations of the Reverse Stock Split. It addresses only shareholders who hold the pre-Reverse Stock Split shares and post-Reverse Stock Split shares as capital assets. It does not purport to be complete and does not address shareholders subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, mutual funds, foreign shareholders, shareholders who hold the pre-Reverse Stock Split shares as part of a straddle, hedge, or conversion transaction, shareholders who are subject to the alternative minimum tax provisions of the Code, and shareholders who acquired their pre-Reverse Stock Split shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon current law, which may change, possibly even retroactively. It does not address tax considerations under state, local, foreign, and other laws. Furthermore, we have not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the Reverse Stock Split. Each shareholder is advised to consult his or her tax advisor as to his or her own situation.

The Reverse Stock Split is intended to constitute a reorganization within the meaning of Section 368 of the Code. Assuming the Reverse Stock Split qualifies as a reorganization, a shareholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-Reverse Stock Split shares received will be equal to the aggregate tax basis of the pre-reverse split shares exchanged therefor (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-Reverse Stock Split shares received will include the holding period of the pre-Reverse Stock Split shares exchanged.

A holder of the pre-Reverse Stock Split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-Reverse Stock Split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-Reverse Stock Split shares were held for one year or less and long term if held more than one year.

No gain or loss will be recognized by Corgi as a result of the Reverse Stock Split.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Extraordinary General Meeting. If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,

/s/ C. JOHN CLOUGH
C. John Clough
Director

November 17, 2006

ANNEX A

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

August 22, 2006

The Board of Directors of
Corgi International Limited
Unit 10, 16/F, Wah Wai Centre,
38-40 Au Pui Wan Street, Fotan, New Territories
Hong Kong, S.A.R., China

Dear Members of the Board of Directors:

We understand that Corgi International Limited (the “Company”) proposes to acquire all outstanding shares of Cards Inc. Limited (“Cards”) (the “Cards Transaction”) and that, in connection with the Cards Transaction, the Company will be issuing American Depositary Shares (“ADSs”) to the Cards shareholders (the “Cards Consideration”). We further understand that the Company, through a wholly owned subsidiary, proposes to acquire Master Replicas Inc. (“Master Replicas”)(the “Master Replicas Transaction” and, collectively with the Cards Transaction referred to herein (but excluding the Financing Transaction referred to below), the “Transaction”) and that, in connection with the Master Replicas Transaction, the Company will be issuing ADSs to the Master Replicas stockholders (the “Master Replicas Consideration”, and, collectively with the Cards Consideration referred to herein, the “Consideration”). We also understand that the Company is expected to secure at least $10 million in financing prior to the close of the Transaction (the “Financing Transaction”). After the consummation of the Transaction, the Company, Master Replicas and Cards will hereinafter be referred to as the “Combined Entity.”

We understand that the Board of Directors of the Company has requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), render to it a written opinion (“Opinion”) as to whether the Consideration to be paid by the Company in the Transaction is fair to the Company from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.

reviewed the Company’s annual report to shareholders on Form 20-F for the fiscal year ended March 31, 2005, and a draft Form 20-F for the fiscal year ended March 31, 2006 dated August 21, 2006. We have reviewed an internal quarterly report for the quarter ended June 30, 2006, which the Company’s management has identified as being the most current financial statements available as of August 17, 2006;

2.

reviewed Master Replicas’ audited annual financial statements for the fiscal years ended December 31, 2002, 2003, 2004, and 2005, which the Company and Master Replicas’ management have identified as being the most current financial statements available; and, reviewed Cards’ unaudited internal annual financial statements for the fiscal years ended March 31, 2000, July 31, 2001, 2002, 2003, 2004, and 2005, and preliminary unaudited internal financial statements for the 10 months ended May 31, 2006, which the Company and Cards’ management have identified as being the most current financial statements available as of May 2006;

3.

spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company, Master Replicas, Cards and the Combined Entity, the Transaction, and related matters, and spoken with representatives of the Company’s investment bankers and counsel regarding the Company, the Transaction, and related matters;

4.

spoken with certain members of the management of Master Replicas and Cards regarding the operations, financial condition, future prospects and projected operations and performance of Master Replicas, Cards and the Combined Entity,  the Transaction, and related matters, and spoken with representatives of Cards’ independent accounting firm regarding Cards, the Transaction, and related matters;

5.

reviewed the following agreements and documents:

a.

August 4, 2006 draft Merger Agreement among Master Replicas, the Company and Light Saber Acquisition Corporation;

b.

Letter of Intent among Cards and the Company dated August 2006;

6.

reviewed financial forecasts and projections prepared by the management of the Company with respect to the Company for the fiscal years ended March 31, 2007 through March 31, 2011 as of August 12, 2006 (“the Corgi Management Projections”) and reviewed financial forecasts and projections prepared by the management of Master Replicas and approved by the Company with respect to the Combined Entity (“Management Combined Entity Projections”) for the fiscal years ended March 31, 2007 through March 31, 2012 as of August 12, 2006;

7.

reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past five years;

8.

reviewed certain publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other transactions that we deemed relevant; and

9.

conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, the management of the Company has advised us, and we have assumed, that the Corgi Management Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and the managements of Master Replicas and the Company have advised us, and we have assumed, that the Management Combined Entity Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to the future financial results and condition of the Combined Entity, and we express no opinion in each case with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company, Master Replicas, Cards or the Combined Entity since the date of the most recent financial statements, financial forecasts and projections provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 5 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments, anti-dilution adjustments (including any such adjustment that may result from the Financing Transaction) or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, Master Replicas, Cards or the Combined Entity, or otherwise have an adverse effect on the Company, Master Replicas, Cards or the Combined Entity, or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that (i) the final form of merger agreement governing the Master Replicas Transaction will not differ in any material respect from the draft document identified above and (ii) the final form of acquisition agreement governing the Cards Transaction will not differ in any material respect from the Letter of Intent identified above.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company, Master Replicas, Cards or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Master Replicas, Cards or the Combined Entity is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, Master Replicas, Cards or the Combined Entity is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the ADSs have traded or may trade subsequent to the disclosure or consummation of the Transaction.

This Opinion is furnished for the use and benefit of the Board of Directors of the Company  in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used or relied upon, and may not be used or relied upon, for any other purpose, without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote with respect to the Transaction. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made by any recipient of this Opinion, without the prior written consent of Houlihan Lokey.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company, Master Replicas, Cards, their respective security holders or any other party to proceed with or effect the Transaction or the Financing Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Financing Transaction, (iv) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, Master Replicas, Cards or any other party other than those set forth in this Opinion, (v) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, Master Replicas, Cards or any other party or the effect of any other transaction in which the Company, Master Replicas, Cards or any other party might engage, (vi) the tax or legal consequences of the Transaction to either the Company, Master Replicas, Cards, their respective security holders, or any other party, (vii) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders, or (viii) whether or not the Company, Master Replicas, Cards, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, Master Replicas and Cards, and on the assumptions of the managements of the Company, Master Replicas and Cards, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Master Replicas and Cards, and the Transaction.

You also have informed us, and we have relied upon and assumed, without independent verification, that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company in the Transaction is fair to the Company from a financial point of view.

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Subsequent to the date of this Opinion, we have been informed that the Company has entered into transactions with Master Replicas and Cards (the “Revised Transaction”) on terms that are materially different than the terms of the Transaction as reflected in the draft form of merger agreement relating to the Master Replicas Transaction and the Letter of Intent relating to the Cards Transaction, each as identified above. This Opinion does not address the fairness of any portion or aspect of the Revised Transaction, and this Opinion is not intended to be used or relied upon, and may not be used or relied upon, by the Board of Directors of the Company or any other person, including any security holder, in connection with its consideration of the Revised Transaction.

ANNEX B

INDEX TO MASTER REPLICAS INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors’ Report

May 29, 2006

To the Board of Directors of Master Replicas Inc.
and Subsidiary
Walnut Creek, CA

We have audited the accompanying consolidated balance sheet of Master Replicas Inc. (a Delaware Corporation) and Subsidiary, as of December 31, 2005, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Master Replicas Inc. as of December 31, 2004 were audited by others auditors whose report dated November 14, 2005 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Master Replicas Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/  BRACH, NEAL, DANEY & SPENCE, LLP

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	Year Ended December 31,
	2005	2004
ASSETS:
Current assets:
Cash	$4,381,751	$690,740
Accounts receivable:
Trade	7,446,118	840,718
Other receivables	553,000	97,756
Employee advances	39,001	35,344
Inventory	6,487,656	1,021,794
Royalty advances	61,224	54,265
Prepaid expenses	107,860	48,441
Tooling costs	188,238	473,556
Deferred tax, current	870,000	—
Total current assets	20,134,848	3,262,614
Property and equipment	208,605	206,372
Less accumulated depreciation	(162,654)	(82,798)
	45,951	123,574

Web site development	196,703	10,001
Deposits	68,501	146,355
Deferred tax, noncurrent	56,975	—
	322,179	156,356
Total assets	$20,502,978	$3,542,544

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Line of credit	$—	$150,000
Standby subordinated promissory notes	—	150,000
Capital lease obligation	3,377	7,184
Inventory financing	—	120,371
Convertible promissory notes	—	1,037,500
Accrued royalties	2,572,980	572,442
Accounts payable	6,382,235	1,804,356
Accrued liabilities	2,730,197	240,537
Product warranty	568,840	45,727
Deferred tax liabilities		9,000
Income taxes payable	1,624,974
Total current liabilities	13,882,603	4,137,117
Capital lease obligation, less current of 3,377, 7,184 at December 31, 2005 and 2004	365	5,200
Long-term debt	865,000	865,000
Total liabilities	14,747,968	5,007,317
Series A preferred stock, authorized 5,454,274 shares, par value, $0.0001, 5,284,330 shares issued and outstanding	528	528
Series B Preferred stock, authorized 78,001,786 shares, par value $0.0001, 56,430,663 shares issued and outstanding in 2005	5,643	—
Common stock, authorized 125,367,384 shares in 2005 and 8,500,000 shares in 2004, par value $0.0001, issued and outstanding 619,120 in 2005 and 537,527 shares issued and outstanding in 2004	287	54
Additional paid-in capital	3,584,641	768,751
Deferred stock-based compensation	89,748	—
Retained earnings (deficit)	2,074,163	(2,234,106)
Total equity (deficit)	5,755,010	(1,464,773)
Total liabilities and stockholders’ equity (deficit)	$20,502,978	$3,542,544

The accompanying notes are an integral part of these financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004

Sales	$47,194,243	$9,956,572
Cost of goods sold:
Product costs	19,522,599	3,655,583
Product royalties	6,800,022	1,350,721
Freight	2,017,365	508,781
Other	1,666,324	802,014
Fulfillment and merchant services	968,499	902,490
Indirect labor	134,761	151,568
Total cost of goods sold	31,109,570	7,371,157
Gross profit	16,084,673	2,585,415
Marketing expense:
Marketing, sales and advertising	1,476,061	589,799
Web site development		590,053
Customer service	184,027	77,802
Total marketing expense	1,660,088	1,257,654
Operating expense:
Payroll and related benefits	4,544,137	1,865,910
Professional fees	1,734,681	791,511
Travel and entertainment	450,563	306,072
Office expense	327,687	179,461
Product development	382,398	659,129
Bad debt expense	265,261	48,642
Postage and delivery	112,993	64,352
Proofs and samples	44,279	33,711
Web site hosting	55,450	123,395
Other expenses	43,979	75,856
Total operating expense	7,961,428	4,148,039
Total marketing and operating expense	9,621,516	5,405,693
Income (loss) from operations	6,463,157	(2,820,278)
Other income and expense
Interest income	33,100	2,147
Interest expense	(185,370)	(168,615)
Financing fees	(145,230)	(11,722)
Depreciation and amortization	(207,868)	(183,718)
Write-off of Web site development cost	—	(246,813)
Loss on write down of inventory	(12,358)	(286,596)
Other income	45,422	—
Total other expense	(472,304)	(895,317)
Income (loss) before income taxes	5,990,853	(3,715,595)
Provision for income tax	1,664,000	23,564
Net income (loss)	$4,326,853	$(3,739,159)

The accompanying notes are an integral part of these financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$4,326,853	$(3,739,159)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Loss from sale of fixed assets	3,971	—
Write-off of Web site development costs	—	246,813
Loss from write down of inventory	—	286,596
Depreciation of property and equipment	102,790	183,718
Amortization of Web site development costs	105,079	—
Amortization of tooling costs	758,128	724,819
Deferred tax expense	(935,975)	9,000
Deferred stock based compensation	89,748	—
(Increase) decrease in operating assets:
Accounts receivable	(6,605,400)	468,545
Other receivables	(455,244)	(52,412)
Employee advance	(3,657)	(35,344)
Inventory	(5,465,862)	(297,939)
Prepaids	(59,419)	(13,157)
Royalty advances	(6,959)	52,091
Increase (decrease) in operating liabilities:
Accounts payable	4,577,879	87,773
Accrued liabilities	4,640,198	166,951
Product warranty	523,113	(111,327)
Income tax payable	1,624,975	—
Total adjustment	(1,106,635)	1,716,127
Net cash provided (used) by operating activities	3,220,218	(2,023,032)
Cash flows from investment activities:
Purchases of property and equipment	(29,893)	(109,067)
Purchases of Web site development costs	(291,781)	(152,665)
Payment of tooling costs	(472,810)	(836,939)
Deposits	77,854	(120,639)
Net cash (used) in investment activities	(716,630)	(1,219,310)
Cash flows from financing activities:
Net (payments) proceeds from line of credit	(150,000)	(150,000)
Proceeds from issuance of standby subordinated promissory notes	(150,000)	150,000
Proceeds from issuance of convertible notes payable	—	1,037,500
Proceeds from issuance of notes payable	—	865,000
Proceeds for issuance of convertible promissory notes	—	2,210,000
Payments on capital lease obligations	(8,642)	(10,154)
(Payments) from accounts receivable factoring		(158,744)
Proceeds (payments) from inventory financing	(120,371)	120,371
Proceeds from sale of assets	754	—
Repurchase of stock	—	(50,700)
Issuance of stock	1,615,682	222
Equity costs	—	(311,938)
Net cash provided by financing activities	1,187,423	3,701,557
Net increase in cash	3,691,011	459,215
Cash, beginning of year	690,740	231,525
Cash, end of year	$4,381,751	690,740

The accompanying notes are an integral part of these financial statements.

Supplemental Disclosure of Cash Flow Information

1. Accounting Policy – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be “cash equivalent.”

2. The following cash payments were made during the years ended December 31, 2005 and 2004 for:

	2005	2004

Interest	$125,494	$39,862
Income taxes	$975,686	$26,564

3. Non-cash investing activities:

Issuance of stock	$2,803,182	—
Conversion of notes payable and accrued interest to preferred stock	(1,187,500)	2,544,338
	$1,615,682	$2,544,338

The accompanying notes are an integral part of these financial statements.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 1 — Business Description and Summary of Significant Accounting Policies

Business Description – Master Replicas Inc., a Delaware corporation (the “Company”), operating from Walnut Creek, California, was formed initially in January 2002 as a limited liability company. The Company incorporated in May 2004, issuing common and preferred stock in exchange for member units, convertible notes and accrued interest. Sales to consumers, distributors and retailers are worldwide. The Company produces high-quality, officially licensed collectible movie and television prop replicas for sale to retailers, distributors and consumers.

Revenue Recognition – Revenue from sales of products to consumers is recognized when the product is shipped. Revenue from the sales of products to retailers or distributors is recognized when the distributor’s freight carrier picks up the product FOB Hong Kong or China. Provisions for estimated product returns and warranty claims are provided as products are sold.

Concentration of Credit Risk – The Company maintains its cash and cash equivalents in commercial checking and money market accounts. Periodically throughout the year, cash is maintained at the various banks if excess of insured (FDIC) amounts of $100,000.

The Company extends credit to its customers throughout the United States. The Company conducts ongoing credit analysis of its customers and does not believe that it is exposed to any significant credit risk in connection with extension of credit.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. On this basis revenue and related assets are recognized when earned and expenses and related liabilities are recognized when the obligation is incurred.

Consolidation – The consolidated financial statements include the accounts of Master Replicas Inc. and Master Replicas Hong Kong Limited. Intercompany balances and transactions are eliminated in consolidation.

Allowance for Doubtful Accounts – Accounts receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2005 and 2004.

Inventory – Inventories are stated at the lower of cost (specific identification) or market using the first in, first out (“FIFO”) method of accounting. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.

Property and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which is three years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations.

Tooling Costs – Tooling costs consist of the costs incurred to manufacture materials to produce replicas, such as molds or specialized tools. In 2005 and 2004, tooling costs are amortized over the estimated useful life, which management has determined is one year. Amortization expense is included in cost of goods sold as a product cost.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 1 — Business Description and Summary of Significant Accounting Policies – (continued)

Web Site Development – In accordance with Statement of Position (SOP) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants (AICPA), the Company capitalized costs associated with Web development, or building of its Web site. Costs incurred in the preliminary project stage are expensed as incurred. Costs incurred in the development stage are capitalized. Costs incurred for maintenance are expensed as incurred. Capitalized costs are stated at cost less accumulated amortization and are amortized on a straight-line basis over the estimated useful life of two years.

Income Taxes – For the five months ended May 31, 2004 Federal and State income tax reporting purposes, profits and losses from the limited liability company was reported on the individual income tax returns of the members. Effective June 1, 2004, the Company is taxed as a C Corporation.

C Corporation income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), certain nondeductible expense reserves and accruals, the current state tax deduction, and net operating loss carryforwards.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for tax credits that are available to offset future taxes payable.

Major Customers – The Company had two major customers who accounted for 31% of accounts receivable at December 31, 2005 and two customers who accounted for 57% of accounts receivable at December 31, 2004. One customer accounted for 18% of the sales for the year ended December 31, 2005.

Advertising Costs – Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2005 and 2004 are $443,331 and $168,432, respectively.

Provision for Warranty Expense – The financial statements include a product warranty reserve of $568,840 in 2005 and $45,727 in 2004. It is based on estimates of future costs associated with fulfilling the warranty obligation. The estimates are derived from historical cost experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimate used will change within the near term.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Estimates – The allowance for doubtful accounts, reserve for inventory and warranty reserves are all estimates based on information available at the date of these financial statements. Although the Company believes its allowance and reserves are sufficient, it is unknown at the financial statement date as to the reasonableness of such reserves. It is the opinion of management that such reserves are sufficient at the financial statement date.

Reclassifications – Certain reclassifications have been made to the 2004 financial statement presentation to conform to the 2005 presentation. These reclassifications had no impact on previously reported results of operations.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 2 — Inventory

Inventory consists of the following components at December 31, 2005 and 2004:

	2005	2004

Finished goods	$6,850,756	$1,021,794
Less reserve	(363,100)	—
	$6,487,656	$1,021,794

Note 3 — Tooling Costs

Tooling costs consist of the following at December 31, 2005 and 2004:

	2005	2004

Tooling costs	$1,815,304	$1,342,494
Less accumulated amortization	(1,627,066)	(868,938)
	$188,238	$473,556

Amortization expense for the year ended December 31, 2005 and December 31, 2004 was $758,128 and $724,819, respectively.

Note 4 — Property and Equipment

Property and equipment at December 31, 2005 and 2004 consisted of the following

	2005	2004

Computer equipment	$132,809	$121,854
Furniture	58,743	57,373
Capital lease assets	17,053	27,145
	208,605	206,372
Less accumulated depreciation	(162,654)	(82,798)
	$45,951	$123,574

Depreciation expense for the year ended December 31, 2005 and 2004 was $102,790 and $51,548, respectively.

The Company is the lessee of computer equipment under multiple capital leases expiring in 2006 and 2007. Accumulated amortization on capital leases for the year ended December 31, 2005 and 2004 was $12,928 and $13,039, respectively.

Note 5 — Web Site Development

Web site development consists of the following at December 31, 2005 and 2004:

	2005	2004

Web site development	$301,781	$10,001
Less accumulated amortization	(105,078)	—
	$196,703	$10,001

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 6 — Line of Credit

The Company had a $150,000 line of credit with the Bank of Walnut Creek that matured on November 30, 2005. The line of credit was secured by cash deposits totaling $150,000 provided by investors as collateral as well as secured by substantially all assets of the Company other than customer accounts receivable. Interest accrued at the Prime rate plus .5% subject to a minimum of 6.00%, the interest rate at December 31, 2004 was 6.00%. As of December 31, 2005 and 2004, the principal balance was $0 and $150,000 respectively. This line of credit was not renewed in 2005. In May 2006, the Company entered into an agreement with Ropart Asset Management Group to borrow up to $2,000,000 bearing interest at 18%. This note will be due and payable six months after the issuance date. Borrowings under this agreement are collateralized by the assets of the Company.

Note 7 — Accrued Liabilities

Accrued liabilities at December 31, 2005 and 2004 consist of the following:

	2005	2004

Payroll and bonuses	$2,165,035	$—
Interest	124,975	65,099
Other	107,434	30,000
Professional fees	98,652	91,000
Commissions	81,828	2,754
Vacation	57,535	30,702
Travel	26,605	—
Sales tax	30,389	20,982
Customer deposits	37,744	—
	$2,730,197	$240,537

Note 8 — Standby Subordinated Promissory Notes

The Company has $750,000 in unsecured standby lines of credit with various investors. The Company paid off all advances as of March 31, 2005.

Note 9 — Issuance of Convertible Debt

In June 2003, the Company issued $216,002 of convertible notes with an interest rate of 20%, due, along with accrued interest, on December 31, 2003. The notes were originally convertible by the holders into Corgi’s Cash Membership Units at any time at a conversion price of $25 per unit. In May 2004, Corgi incorporated and the notes and accrued interest were converted into the Cash Membership Units, which were then converted into Series A Preferred Stock under a Plan of Conversion, which resulted in each Cash Membership Unit being converted into 20 shares of Series A Preferred Stock, for a total of 249,740 shares.

In February 2004, the Company issued $2,210,000 of convertible notes with an interest rate of 8%, due, along with accrued interest, on February 27, 2005, unless converted as per the notes. All notes and accrued interest were converted into 1,795,981 Series A Preferred Stock under a Plan of Conversion in May 2004, at the set price of $1.25 per share.

In November 2004, the Company issued $1,037,500 of subordinated convertible promissory notes with an interest rate of 8%. In February 2005, all notes were converted into 22,532,022 shares of Series B Preferred Stock.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 10 — Product Financing

On August 30, 2002, the Company contracted with Production Finance International, LLC (PFI) to finance the production of specific groups of replicas to be sold to retailers and distributors, with a maximum credit line of $800,000. At December 31, 2005 and 2004, the Company had net borrowings due of $0 and $120,371, respectively. The agreement was collateralized by a security interest in all assets of the Company including a security interest assigned for all inventory financed by PFI. In February 2005, the agreement was renewed with a maximum credit line of $1,350,000. The Company is subject to interest, commissions, and miscellaneous fees per the agreement. For the year ended December 31, 2005 and 2004, interest and related fees were $145,230 and $11,722 respectively.

Note 11 — Long-Term Debt

Long-term debt consists of the following at December 31, 2005 and 2004:

	2005	2004

Note payable to Ropart Asset Management Fund, LLC, accruing interest at a rate of 13% per annum, due in annual installments starting in 2007 equal to one-third of the sum of the original principal amount plus any unpaid interest, maturing in May 2009, secured by all assets of the Company. The note is subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek	$600,000	$600,000
Note payable to Ropart Asset Management Fund, LLC, accruing interest at a rate of 13% per annum, due in annual installments starting in 2007 equal to one-third of the sum of the principal amount plus any unpaid interest, maturing in May 2009, secured by all assets of the Company. The note is subordinated to all existing, as well as future indebtedness of the Company to Production Finance International, LLC, and the Bank of Walnut Creek	265,000	265,000
	$865,000	$865,000

The following is a summary of maturities of long-term debt for the next five years:

Year ended September 30,
2006	$—
2007	687,433
2008	288,334
2009	288,332
Total	1,264,099
Less amount representing interest	(399,099)
$865,000

	2005	2004

Two capital leases due in 2006 and 2007 secured by equipment	$3,742	$12,384
Current portion	(3,377)	(7,184)
	$365	$5,200

Minimum future lease payments for assets under capital leases as of December 31, 2005 for each of the next two years and in aggregate are as follows:

Year Ended December 31,
2006	$5,230
2007	582
Total minimum lease payments	5,812
Less amounts representing interest	(2,070)
$3,742

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 12 — License Agreements

Lucasfilm Ltd. – On January 9, 2002, the Company secured a nonexclusive global license with Lucasfilm Ltd. for the rights to develop, design, manufacture, advertise, market, and distribute licensed products from the Star Wars saga. Per the agreement, in exchange for these rights the Company must pay royalties on all net sales up to and including the first $5,000,000 and increased royalty payment on all net sales in excess of $5,000,000. Royalty payments are due quarterly. The license agreement expired on December 31, 2004 and a new agreement was created September 1, 2004, with an effective date of January 1, 2005 through December 31, 2007. Per the agreement, in exchange for these rights the Company must pay royalties on all retail sales, and direct sales. Royalty payments are due on a quarterly basis.

Disney Enterprises, Inc. – On December 1, 2003 the Company secured a nonexclusive Walt Disney Art Classics License - Disney Properties. The Company will reproduce and use Intellectual Property, manufacture, distribute and sell articles to authorized customers and distribution channels in approved territories with articles agreed in the contract. In exchange for these rights the Company must pay royalties on all net sales; royalty payments are due quarterly along with cash payments described in the contract. The current license is due to expire December 31, 2006.

In addition, new license agreements in 2005 and 2004 include New Line Cinema, Dream Works, Fox, CBS and Marvel. Such agreements call for either a minimum licensing payment or future royalty payments based on actual sales of licensed products.

The following is a summary of future required guarantee payments for the agreements listed above as of December 31, 2005:

Year Ended December 31,
2006	$202,879

Total royalties expense for the year ended December 31, 2005 and 2004 was approximately $6,800,000 and $1,351,000 respectively.

Note 13 — Operating Lease

The Company and subsidiary lease facilities in Walnut Creek, California and Hong Kong. These leases expire at various times in 2006 and 2007. The Company also entered into operating leases for copiers through 2009.

The future minimum lease obligations are as follows for the years ended December 31:

2006	$210,630
2007	15,346
2008	5,808
2009	2,904
Total	$234,688

Rent expense for the year ended December 31, 2005 and 2004 was $188,767 and $106,542, respectively.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 14 — Income Taxes

The Company utilizes Statement of Financial Standard (SFAS) No. 109, “Accounting for Income Taxes,” which requires the use of the liability method of accounting for deferred income taxes.

The Company’s total deferred tax liability, deferred tax asset, and asset valuation allowance at December 31, 2005 and 2004 are as follows:

	2005	2004

Total deferred tax asset	$926,975	$523,000
Less valuation allowance	—	(523,000)
	926,975	—
Total deferred tax (liability)	—	—
Net deferred tax asset	$926,975	$—

These amounts have been presented in the Company’s financial statements as follows:

	2005	2004

Current deferred tax asset/(liability)	$870,000	$(9,000)
Noncurrent deferred tax asset	56,975	—
Net deferred tax asset	$926,975	$(9,000)

A summary of the components of income tax expense is as follows:

	2005	2004
Federal:
Current	$2,050,000	$—
Deferred	(721,000)	8,000
	1,329,000	8,000
State:
Current	550,000	14,564
Deferred	(215,000)	1,000
	335,000	15,564
	$1,664,000	$23,564

Income tax expense amounted to $1,664,000 and $23,564 for the years ended December 31, 2005 and 2004, respectively, (an effective tax rate of 28% and 0%). The 2005 actual tax expense differs from the expected tax expense (computed by applying the federal corporate tax of 34% and State corporate tax rates to net income before taxes) primarily due to the recognition of the tax benefit resulting from the utilization of the 2004 net operating loss carryforward and current year permanent differences. The deferred tax asset related to the 2004 net operating losses were previously reduced to zero by a valuation allowance in the year 2004.

Note 15 — Employee Benefit Plans

Effective January 1, 2003, the Company adopted a 401(k) Profit Sharing Plan (the Plan) for employees 18 years of age or older. The Company made no contributions for the year ended December 31, 2005 and 2004.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 16 — Stock Option Plans

The Company has a stock incentive plan (the 2004 Stock Plan, “the Plan”). Under the Plan, the Company may grant stock options to officers and key employees to purchase shares of the Company’s authorized but unissued common stock. The total number of options authorized in 2004 was 1,320,000. In 2005 an additional 14,180,000 were added to the Plan for total authorized shares of 15,500,000. These shares generally expire 10 years from the date of grant and generally vest over a three year period. At December 31, 2005 and 2004, approximately 3,193,935 and 1,245,833 shares were available for future grant under the Plan.

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

	2005	2004
Assumption:
Dividend yield	0%	0%
Risk free interest rate	4.09%	4.70%
Expected live (in years)	10	10
Expected volatility	0%	0%

Compensation charged to operations was $89,748 in 2005 and $0 in 2004.

A summary of stock option activity under the Plan is a follows:

	For Grant	Options Outstanding	Options Exercisable	Exercise Price
Balance, December 31, 2003
Options authorized	1,320,000	—	—	$—
Granted (weighted average fair value of $0.01 per share)	(120,000)	120,000	—	0.010
Exercised	—	(9,167)	(9,167)	—
Vested	—	—	65,000	0.010
Canceled	45,833	(45,833)	(5,833)	—
Balance, December 31, 2004	1,245,833	65,000	50,000	0.01
Options authorized	14,180,000	—	—	—
Granted (weighted average fair value of $0.01 per share)	(12,624,593)	12,624,593	—	0.320
Exercised	—	(23,333)	(23,333)	0.010
Vested	—	—	6,037,984	0.033
Canceled	392,695	(392,695)	(6,667)	—
Balance, December 31, 2005	3,193,935	12,273,565	6,057,984	$0.01

Additional information regarding options outstanding as of December 31, 2005 and is as follows:

December 31, 2005
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Approximate Number of Shares Vested	Weighted Average Exercise Price

$ 0.01	20,000	8.40	20,000	$0.01
$ 0.03	3,662,545	9.50	—	$0.03
$ 0.033	8,050,578	9.50	6,037,934	$0.033
$ 0.11	540,442	9.50	—	$0.11
	12,273,565		6,057,934

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 16 — Stock Option Plans – (continued)

Additional information regarding options outstanding as of December 31, 2004 as follows:

December 31, 2004
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Approximate Number of Shares Vested	Weighted Average Exercise Price

$ 0.01	65,000	9.40	50,000	$0.01

Note 17 — Related Party Transactions

The Company paid legal fees for services provided to an organization with which one board member has an affiliation of $0 and $1,277 for the years ended December 31, 2005 and 2004, respectively.

The Company retained the services of an organization with which one board member has an affiliation to act as the exclusive placement agent for the Company in connection with a proposed private placement of the Company’s equity securities. For the year ended December 31, 2005 and 2004, total fees paid were $0 and $187,643, respectively.

The Company paid consulting fees to one board member for the year ended December 31, 2005 and 2004 in the amounts of $0 and $34,100, respectively.

Note 18 — Delayed Vesting Memberships

Under the terms of the Company’s operating agreement, the Company granted 20,250 membership units to various officers, employees, and consultants that vest annually over three years beginning January, 2003. During the period ended May 31, 2004, 6,416 of the delayed vesting membership units had vested. The remaining 6,418 units were cancelled and no delayed vesting units remained as of December 31, 2004 due to the conversion to a C Corporation. See Note 21 for further detail regarding the conversion.

Note 19 — Stock Warrants

As of December 31, 2005 and 2004, the Company had outstanding warrants to the holders of the standby subordinated promissory notes to purchase a maximum of 1,200,000 shares of Common Stock at an exercisable price of $0.0001 per share. The warrants are exercisable at any time before March 31, 2010. The fair value of these warrants was estimated to be zero using the minimum value method with the following assumptions: risk free interest rate of 4.25%, expected life of seven years, and expected dividend yield of 0%.

As of December 31, 2004, the Company had outstanding warrants to purchase 169,945 shares of Series A Preferred Stock at an exercisable price of $1.25 per share. The warrants are exercisable at any time before the termination dates, ranging from May 17, 2009 to May 20, 2014. The fair value of these warrants was estimated to be $564,644 using the minimum value method with the following assumptions: risk free interest rate of 4.25%, expected life of seven years, and expected dividend yield of 0%. These warrants were issued to the original LLC members that held the June 2003 convertible notes. Therefore, the fair value of the warrants were treated as a cost of conversion and recorded as paid in capital of the Series A Preferred Stock.

As of December 31, 2004, the Company had outstanding warrants to Ropart Asset Management Fund, LLC, the holder of the long term notes payable, to purchase 1,325,000 shares of Series B Preferred Stock at an exercisable price of $0.05 per share. The warrants are exercisable at any time before the termination date, which is the earlier of November 16, 2014 or five years after the repayment in full of the amounts under the notes payable to the warrant holder. The fair value of these warrants was estimated to be zero using the minimum value method with the following assumptions: risk free interest rate of 4.25%, expected life of seven years, and expected dividend yield of 0%.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 20 — Professional Services Exchanged for Stock

During 2004, the Company issued 62,640 shares of Series A Preferred Stock in exchange for services rendered as an agent for the placement of the convertible notes. The cost of the services has been charged to operations, and additional paid in capital has been increased by $62,634, representing the excess of the cost of the services over the par value of the Series A Preferred Stock issued.

Note 21 — Quasi Reorganization and Conversion to C Corporation

The stockholders of the Company approved the plan of quasi reorganization. This involved the conversion of the Company from a Limited Liability Corporation to a C Corporation. All of the outstanding, vested Non-Cash Membership Units were exchanged for 515,020 shares of Common Stock, and the unvested delayed vesting units at the time of conversion were converted into 128,320 shares of Common Stock and held in escrow at December 31, 2004. All of the Cash membership units were exchanged for 3,136,220 shares of Series A Preferred Stock. In addition, investors due accrued interest accepted 39,749 shares of Series A Preferred Stock.

These transactions resulted in the elimination of $1,412,591 of accumulated deficit at the date of reorganization and a decrease of $1,505,053 in additional paid in capital for the Series A Preferred Stock.

Note 22 — Preferred Stock

The Company has 5,284,330 shares of Series A and 56,430,663 shares of Series B voting, convertible Preferred Stock outstanding. Holders of each share of Series A and B Preferred Stock have the right to one vote for each share of Common Stock into which such Series A and B Preferred Stock could then be converted. Dividends, if declared by the Board of Directors, shall be distributed among the holders of the Preferred and Common Stock pro rata based on the number of shares of Common Stock then held by each other. In addition, investors due accrued interest accepted 677,400 shares of Series B Preferred Stock in 2005 and 39,749 shares of Series A Preferred Stock in 2004 in lieu of payment.

Each share of Preferred Stock is convertible, at the option of the holders, into shares of Common Stock as is determined by dividing Series A shares by $1.25 and Series B shares by $0.005 by the conversion price applicable to such share. The initial conversion price per share shall be $1.25 and $0.05, respectively. Such initial conversion price shall be subject to adjustment from time to time due to issuance of stock below the conversion price or stock splits and dividends.

Series B Preferred Stock is redeemable on or before March 31, 2010, for cash in the amount per share equal to the liquidation amount, calculated at the date of redemption, less any dividends paid on such shares. The holders of Series A Preferred Stock have no redemption rights.

Note 23 — Certificate of Incorporation Amendment

Effective February 25, 2005, the Company’s Certificate of Incorporation was amended to increase the number of shares of stock authorized, and to reflect a change in the liquidation preference for the stock issued.

The total shares authorized was increased to 208,823,444 shares, each with a par value of $0.001. Of that total, 125,367,384 shares are common stock, and 83,456,060 shares are preferred stock. Preferred stock may be issued in one or more series. The first series of preferred stock is the Series A Preferred Stock, consisting of 5,454,274 shares, and the second series of the Series B Preferred Stock, consisting of 78,001,786 shares.

The holders of the Series B Preferred Stock shall be entitled to dividends prior and in preference of any declaration or payment of any dividend on the Series A Preferred Stock or common stock, at the rate of 8.0% per annum of the Series B Preferred Stock original issue price. The dividends are payable quarterly when and if declared by the Board of Directors. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of all of the stock outstanding pro rata based on the number of shares of common stock then held by each holder, assuming conversion of all shares of the Preferred Stock into Common Stock.

MASTER REPLICAS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005 and 2004

Note 23 — Certificate of Incorporation Amendment – (continued)

In the event of liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the Series B Preferred Stock shall be entitled to receive an amount equal to $0.05 per share, plus accrued and unpaid dividends thereon, in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock and Common Stock. The Series A Preferred Stock shall be entitled to receive an amount equal to $0.05 per share after payment to the Series B Preferred Stock holders and in preference to any distribution of any assets of the Company to the holders of Common Stock. Any remaining assets would be distributed to the holders of all of the stock outstanding pro rata based on the number of shares of Common Stock then held by each holder, assuming conversion of all shares of the Preferred Stock into Common Stock.

ANNEX C

INDEX TO CARDS INC. LIMITED

FINANCIAL STATEMENTS

CARDS INC. LIMITED

BALANCE SHEETS
(unaudited)

	July 31, 2006	July 31, 2005

	(In £)
ASSETS
Current assets
Cash and cash equivalents	—	1,539,067
Trade accounts receivable, net	1,676,952	2,880,037
Inventories	4,270,652	3,624,785
Prepaid expenses and other current assets	588,357	225,816
Deferred tax assets	342,781	8,261
Income taxes recoverable	136,378	—
Other receivables	—	—
Total current assets	7,015,120	8,277,966
Long term assets
Property, plant and equipment, net	155,605	206,574
Goodwill	—	—
Deferred tax assets	—	—
Total assets	7,170,725	8,484,540

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	(1,365,184)	(520,319)
Short-term debt	(475,548)	(2,445,655)
Short-term loan	(2,000,000)	(785,000)
Trade accounts payable	(1,874,957)	(2,426,646)
Accrued expenses	(1,212,389)	(1,277,594)
Capital leases	(27,727)	(32,904)
Deferred tax liability
Income taxes payable	—	(956)
Total current liabilities	(6,955,805)	(7,489,074)
Long-term debt, excluding current liabilities	—	—
Total long-term debt	—	—
Total liabilities	(6,955,805)	(7,489,074)
Stockholders’ equity
Common stock	(100,000)	(100,000)
Retained earnings	(895,466)	(1,356,557)
Current year earnings	780,546	461,091
	—	—
Total stockholders’ (deficit)	(214,920)	(995,466)
Total liabilities and stockholders’ (deficit)	(7,170,725)	(8,484,540)

The financial data presented above was prepared by Cards in accordance with accounting principles generally accepted in the United Kingdom, not United States generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

CARDS INC. LIMITED

STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended July 31, 2006	Year Ended July 31, 2005

	(In £)

Gross sales	14,164,559	13,679,801
Total gross sales	14,164,559	13,679,801
Sales adjustments	20,725	27,676
Total net sales	14,143,834	13,652,125
Cost of goods sold
Prime cost	11,603,040	10,919,841
Variable costs	623,055	668,002
Depreciation	79,654	69,157
Cost of goods sold	12,305,749	11,657,000
Gross profit	1,838,085	1,995,125
Selling expenses
Advertising and exhibitions	415,770	435,707
Distribution	200,420	124,934
Selling expenses	158,385	148,023
Selling expenses	774,575	708,664
General and administrative expenses
Staff costs	1,064,811	1,141,645
Travel	101,727	94,057
Office costs	119,711	111,476
Postage	56,197	41,550
Telecommunications	14,382	12,558
Other operating overheads	237,969	275,625
Bad debts	185,030	—
Insurance	35,216	34,717
Bank charges	22,413	13,641
Design and development	88,591	30,977
General and administrative expenses	1,926,047	1,756,246
Operating (loss)	(862,537)	(469,785)
Other income (expenses)
Finance charges	(289,726)	(132,005)
Currency revaluation	37,197	(7,779)
(Loss) before income taxes	(1,115,066)	(609,569)
Income tax income (expense)	334,520	148,478
Net loss	(780,546)	(461,091)

The financial data presented above was prepared by Cards in accordance with accounting principles generally accepted in the United Kingdom, not United States generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

CARDS INC. LIMITED

STATEMENTS OF CASH FLOWS
(unaudited)

Year Ended July 31, 2006

(in £)
Cash flows from operating activities:
Net (loss)	(780,546)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation	79,654
Deferred taxes	(334,520)
(Increase) decrease in trade accounts receivable	1,203,084
(Increase) decrease in inventories	(645,867)
(Increase) decrease in prepaid expenses and other current assets	(362,541)
Increase (decrease) in trade accounts payable	(551,689)
Increase (decrease) in accrued expenses	(65,205)
Increase (decrease) in income taxes payable	(137,334)
Net cash outflow provided by operating activities	(1,594,964)
Cash flows from investing activities:
Net (purchases) sales of property, plant and equipment	(28,685)
Net cash used in investing activities	(28,685)
Cash flows from financing activities:
(Decrease) in short-term debt	(1,970,106)
Increase in short-term debt	1,215,000
(Repayment) of capital leases	(5,177)
Net cash used in financing activities	(760,283)
Net change in cash and cash equivalents	(2,383,932)
Cash and cash equivalents at beginning of period	1,018,748
Cash and cash equivalents at end of period	(1,365,184)

The financial data presented above was prepared by Cards in accordance with accounting principles generally accepted in the United Kingdom, not United States generally accepted accounting principles.

The accompanying notes are an integral part of these financial statements.

CARDS INC. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business Description and Summary of Significant Accounting Policies

Business Description – Cards Inc. Limited was incorporated on March 6, 1997. It took over the business previously operated by Darren Epstein, its founder, as a sole trader of collectible trading and cigarette cards in 1989, issuing common stock to him as payment for the acquisition. 90% of the common stock is still owned by Mr Epstein, with the remainder being owned by two of the key management. The business includes the distribution of cards, gifts and collectibles manufactured by others (including Master Replicas), and the sale of product of Cards’ own design and manufacture, licensed by film and television show producers.

Revenue Recognition – Revenue from sales of products is recognized when the product is shipped. Provisions for estimated product returns and warranty claims are provided as products are sold. Where product is sold on terms under which the customer may return unsold product, an estimate is made of the level of such returns, and only those deliveries which are not expected to give rise to returns are included. Where product is part of an in-store concession, the revenue is recognized only when the product is sold to the ultimate consumer.

Concentration of Credit Risk – The Company maintains its cash and cash equivalents in commercial checking accounts. The Company extends credit to its customers throughout the U.K. and Europe, with a small number in the US and the rest of the World. The Company conducts ongoing credit analysis of its customers and does not believe that it is exposed to any significant credit risk in connection with extension of credit.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. On this basis revenue and related assets are recognized when earned and expenses and related liabilities are recognized when the obligation is incurred.

Allowance for Doubtful Accounts – Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction of trade accounts receivable. Management has determined that no additional allowance for doubtful accounts is necessary at July 31, 2006 and 2005.

Inventory – Inventories are stated at the lower of cost (specific identification) or market value using the first in, first out (“FIFO”) method of accounting. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which range from three to five years.

Property and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease. Depreciation is computed using the straight-line method based upon the estimated useful life of the assets, which is three years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations.

Tooling Costs – Tooling costs consist of the costs incurred to manufacture materials to produce replicas, such as molds or specialized tools. In 2006 and 2005, tooling costs are amortized over the estimated useful life, commencing at first production, and lasting for the anticipated life of the product, which is assumed to be one year. Amortization expense is included in cost of goods sold as a product cost.

Web Site Development – The costs of website development have been written off as incurred.

CARDS INC. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business Description and Summary of Significant Accounting Policies – (continued)

Income and Corporation Taxes – Corporation tax, being the form of income tax payable on profits by U.K. resident corporations, is accrued based upon the profits chargeable to tax in each year. Where taxable losses arise, these are utilized to reduce existing or past tax burdens, and the liability to tax, or the tax recoverable adjusted accordingly.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for tax credits that are available to offset future taxes payable.

Major Customers – The Company had two major customers (Toys-R-Us and Comag) who accounted for 36% of accounts receivable at July 31, 2006. The same two customers accounted for 30% of accounts receivable at July 31, 2005. Toys-R-Us accounted for 16.4% of the sales for the year ended July 31, 2006.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United Kingdom or the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed amounts of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Estimates – The allowance for doubtful accounts, reserve for inventory and warranty reserves are all estimates based on information available at the date of these financial statements. Although the Company believes its allowance and reserves are sufficient, it is unknown at the financial statement date as to the reasonableness of such reserves. It is the opinion of management that such reserves are sufficient at the financial statement date.

Note 2 — Fixed assets

Fixed assets include:

	Plant and office equipment	Motor Vehicles	Total
	£	£	£
Cost
At 1 August 2005	305,030	38,495	343,525
Additions	28,685	—	28,685
At 31 July 2006	333,715	38,495	372,210
Depreciation
At 1 August 2005	(132,014)	(4,937)	(136,951)
Depreciation charge	(69,568)	(10,086)	(79,654)
At 31 July 2006	(201,582)	(15,023)	(216,605)
Net Book Value
At 31 July 2006	132,133	23,472	155,605
At 31 July 2005	173,016	33,558	206,574

Plant includes office equipment and equipment for use in the warehouse. The car is made available to the director and is financed by a hire purchase contract. Depreciation is charged at the rate of 25% per annum straight line on all assets.

CARDS INC. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Stock (Inventory)

Stocks represent product held for resale. The core stock of the Company is held at its two warehouses in Watford, England. Other stock of value £122k is held at a third party, which has subsequently been returned to Cards own warehouses. Consignment stock of value £180k is held on display in store for sale at a key retail chain of stores in the U.K.

Note 4 — Trade accounts receivable

Trade accounts receivable consist of the following:

	2006	2006

	£	£

Trade debtors receivable	2,030,986	2,959,041
Less allowance for bad debt	(264,034)	(79,004)
Less allowance for returns on a sale and return account	(90,000)	—
	1,676,952	2,880,037

The company has experienced difficult retail market conditions, which is reflected in the bad debt allowance at July 31, 2006. All of the bad debt allowance is specific.

Note 5: Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets consist of the following:

	2006	2006

	£	£

Rent deposit	32,092	32,092
Value added tax recoverbale	139,632	90,948
Director’s loan account receivable	125,000	—
Prepayments	291,631	102,776
	588,357	225,816

Included within prepayments as at July 31, 2006 is £62k representing advance royalty payments for product which have yet to become revenue earning. These prepayments will be released as the related products sell through and royalty costs are incurred.

In addition as at July 31, 2006 third party product development costs of £115k are as prepayments. These costs relate principally to the development of Harry Potter product. These prepayments will be released to the profit and loss during the period that the related product sells through.

The balance of £125,000 represents funds of the company that were placed out of the companies control as the result of a bank error. These funds were returned to the Company’s account in August 2006.

Note 6 — Deferred Tax Assets

The deferred tax asset balances represent:

	2006	2006

	£	£

Timing differences – capital allowances	4,835	(4,239)
Corporation tax losses carried forward	337,946	12,500
	342,781	8,261

CARDS INC. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Deferred Tax Assets – (continued)

Corporation tax losses arising from the 2006 and 2005 accounts carried forward have been assessed at the tax rate of 30% and are expected to be fully recovered against future profits.

Note 7 — Income Tax Recoverable

For the period ended July 31, 2005 the Company recorded a pre tax loss of £610,000. The tax loss arising is available for offset and recovery against the taxable profits for the year ended July 31, 2004. The recoverable amount is £137,000.

Note 8 — Short Term Debt

As at July 31, 2006 and 2005 the short term debt represents the use of confidential invoice discounting facilities granted by a major U.K. bank. This borrowing is fully secured on the trade receivables of the Company. Interest on this facility is payable at the rate of 1.5% above the bank’s base rate, currently 4.75%.

Note 9 — Short Term Loan

As at July 31, 2006 and 2005 the short term loan represents loans granted by a major U.K. bank. Interest on the balance of £2m is payable at the rate of 2.25% above the banks base rate, currently 4.75%. This loan is repayable in full on December 31, 2006 upon which a fee of £85k will be payable. Security for this debt has been given by Cards in the form of a mortgage debenture granting fixed and floating charges over Cards assets. In addition Mr Epstein has given personal guarantees of £150,000, cash backed, in respect of the short term loan and overdraft, and £500,000 in respect of a letter of credit facility, of which £375,000 was drawn down, and cash backed by Mr Epstein, during October 2006 in order to secure advanced royalty obligations in respect of the Harry Potter license.

Note 10 — Accrued Expenses

Accrued expenses consist of the following:

	2006	2006

	£	£

Taxation and social security	163,004	201,923
Accruals and defered income	546,439	669,861
Product return provision	270,086	—
Directors loan account	232,860	405,810
	1,212,389	1,277,594

Taxation and social security as at July 31, 2006 and 2005 relates to payroll taxes on staff wages and salaries and directors remuneration.

Note 11 — Capital Leases

The capital lease relates to the motor vehicle made available to the director.

Note 12 — Operating Lease Commitments

Cards leases various warehouse and office premises in the U.K. which have expiry dates between June 30, 2007 and March 21, 2012. The operating lease commitments under these contracts are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total

Land and buildings	247	442	309	108	1,106
	247	442	309	108	1,106

CARDS INC. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Results of Operations

Cards’ operating results in fiscal 2005 were adversely impacted by losses on the supply of £1.5 million of products to a major customer. These sales were made pursuant to a block supply agreement for products sourced on that customer’s behalf. The product was discovered to be unsaleable and the product was returned to Cards. It could not be resold. This gave rise to operating losses of £470,000. Contracts of that type are no longer undertaken by Cards.

The results for the year ended July 31, 2006 were adversely impacted by the following:

•

Further losses on the block supply agreement of £84,000;

•

An exceptional stock write-off of £307,000 relating to older, potentially discontinued lines;

•

A relatively high incidence of potential bad debts due to poor retail conditions, which cost £185,000, together with a range of credit notes in respect of recovered inventories that have been properly netted off in turnover;

•

Air freighting costs relating to key products that, with better planned lead times, would be unnecessary, saving some £300,000 over a year;

•

Professional fees include £127,000 in relation to transaction-related and other work of a non-recurrent nature; and

•

A one-time marketing campaign with a National newspaper which cost £100,000.

During the fiscal year 2006, net sales to U.K. customers as a proportion of total sales fell to about 70% from over 80% in fiscal year 2005. This was largely due to the stagnant U.K. retail situation as against growth in European sales.

Prime cost – Prime costs includes all direct costs of good sold including freight inwards costs and customs duty.

Variable costs – variable costs include royalties payable and carriage out.

Advertising and exhibition costs – Advertising and exhibitions costs are expensed as incurred.

Distribution costs – Distribution costs include the cost of third party warehousing and the rental cost of warehousing premises. No allocation has been made for the non warehousing areas of the Company’s premises.

Selling costs – Selling costs principally include commissions payable on sales.

Staff costs – Staff costs have decreased from £1,142k in the year ended July 31, 2005 to £1,065k in 2005 this reflects that the director did not take remuneration in year end July 31, 2006 compared to £139k in year end July 31, 2005 offset by an increase in headcount as the Company gears up staff levels for the increase in licensing business.

CARDS INC. LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Results of Operations – (continued)

Travel – Travel costs include, motor expenses, car and van hire, airfares and other travel ticket costs and hotels costs.

Design and development – Design and development include the direct cost of design and development and the overhead costs of the design office of the Company in Solihull, U.K.

Finance charges – Net bank interest payable increased from £132k in the year ended 2005 to £290k in the year ended 2006 as a result of increased loan and overdraft borrowings to fund the development of the licensing business